UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006.

Commission File Number: 001-31221

Total number of pages: 89

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Earnings release dated April 28, 2006 announcing the company’s results for the year ended March 31, 2006.
2.	Materials presented in conjunction with the earnings release dated April 28, 2006 announcing the company’s results for the year ended March 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: May 1, 2006	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

3:00 P.M. JST, April 28, 2006 NTT DoCoMo, Inc.

Earnings Release for the Fiscal Year Ended March 31, 2006

Consolidated financial results of NTT DoCoMo, Inc. (the “Company”) and its subsidiaries (collectively “we” or “DoCoMo”) for the fiscal year ended March 31, 2006, are summarized as follows.

<< Highlights of Financial Results >>

•	For the fiscal year ended March 31, 2006, operating revenues were ¥4,765.9 billion (down 1.6% year-on-year), operating income was ¥832.6 billion (up 6.2% year-on-year), income before income taxes was ¥952.3 billion (down 26.1% year-on-year) and net income was ¥610.5 billion (down 18.3% year-on-year).

•	Earnings per share were ¥13,491.28 and EBITDA margin* was 33.7% (up 0.1 points year-on-year), and ROCE* was 17.2% (up 1.0 point year-on-year).

•	Operating revenues, operating income, income before income taxes and net income for the fiscal year ending March 31, 2007, are estimated to be ¥4,838.0 billion (up 1.5% year-on-year), ¥810.0 billion (down 2.7% year-on-year), ¥815.0 billion (down 14.4% year-on-year) and ¥488.0 billion (down 20.1% year-on-year), respectively.

Notes:

1.	Consolidated financial statements for the fiscal year ended March 31, 2006, in this release are unaudited.

2.	Amounts in this release are rounded, excluding non-consolidated financial statements, where amounts are truncated.

3.	With regard to the assumptions and other related matters concerning the forecasts of consolidated financial results for the fiscal year ending March 31, 2007, please refer to pages 9 and 10.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 44. See page 44 for the definition of ROCE.

<< Comment from Masao Nakamura, President and CEO >>

The customer-oriented management policy that we have been using since June 2004, when I assumed my current post as CEO, began to deliver visible results during the fiscal year ended March 31, 2006. Our cellular churn rate improved, dropping 0.24 points from the previous fiscal year to 0.77%, and we had the largest market share of net additional subscribers during the fiscal year ended March 31, 2006. With the brisk sales of our latest FOMA 902i/702i series handsets and the “Kids’ PHONE” designed to offer peace of mind for parents by increasing the safety of children, we are making favorable progress in the migration of subscribers to the FOMA network. As a consequence, operating income for the fiscal year ended March 31, 2006 grew to ¥832.6 billion, up ¥48.5 billion year-on-year, beating our original guidance of ¥830.0 billion.

Going forward, we will strive to reinforce our core business more than ever by taking comprehensive measures to improve our offerings, including the enhancement of our handset lineup, improvement of network quality, providing customer-oriented billing plans, and reinforcement of after-sales support. At the same time, to promote sustainable growth for the future, we will seek new revenue sources by entering the credit payment business—a market with great prospects for future growth, especially in the area of small amount transactions, expanding international service revenues by adding more roaming destinations and compatible handset models, and further growing i-mode revenues leveraging “i-channel” and other services. The credit payment service, in particular, is expected to accelerate our efforts to transform cellular services into a “lifestyle infrastructure”. As a first step toward this goal, we recently commenced the “DCMX mini” consumer credit service, which offers a monthly credit line of ¥10,000. Users can use this service easily by applying through an i-mode site. In May 2006, we plan to start receiving applications for another new credit service, dubbed “DCMX”, which can offer higher credit lines, to provide mobile phone-based credit payment services on a full scale basis.

Although the business environment surrounding us is subject to constant change, we will always place customers at the center of our considerations, endeavor to improve every aspect of our services and aim to solidify our business foundation thereby.

<< Business Results and Financial Position >>

<Results of operations>	Billions of yen
	(UNAUDITED) Year ended March 31, 2006	Year ended March 31, 2005	Increase (Decrease)
Operating revenues	¥4,765.9	¥4,844.6	¥(78.7)	(1.6%)
Operating expenses	3,933.2	4,060.4	(127.2)	(3.1)

Operating income	832.6	784.2	48.5	6.2
Other income (expense)	119.7	504.1	(384.4)	(76.3)

Income before income taxes	952.3	1,288.2	(335.9)	(26.1)
Income taxes	341.4	527.7	(186.3)	(35.3)
Equity in net losses of affiliates	(0.4)	(12.9)	12.5	—
Minority interests in consolidated subsidiaries	(0.1)	(0.1)	(0.0)	—

Net income	¥610.5	¥747.6	¥(137.1)	(18.3%)

1.	Business Overview

(1)	Operating revenues totaled ¥4,765.9 billion (down 1.6% year-on-year).

•	Cellular (FOMA+mova) services revenues increased to ¥4,158.1 billion (up 0.3% year-on-year). Although we had a decline in ARPU resulting from the amendment of our billing plans, cellular (FOMA+mova) services revenues increased due to the acquisition of new subscribers and lowered churn rate driven by our customer-oriented measures such as reinforcement of handset lineup and services, improvement of network quality, and further improvement of after-sales services.

•	Voice revenues from FOMA services increased to ¥1,169.9 billion (up 127.3% year-on-year) and packet communications revenues from FOMA services increased to ¥613.3 billion (up 135.3% year-on-year) owing to a significant increase in the number of FOMA services subscribers to 23.46 million (up 104.0% year-on-year), which resulted from improvement of network quality and strong sales of new handsets such as the “902i” and “702i” series and the “Kids’ PHONE” designed for children’s safety.

•	Although the sales of handsets related to the migration of subscribers from mova services to FOMA services were continuously strong, revenues from equipment sales decreased to ¥470.0 billion (down 14.2% year-on-year) due to a decrease in the total number of handsets sold.

<Breakdown of operating revenues>	Billions of yen
	(UNAUDITED) Year ended March 31, 2006	Year ended March 31, 2005	Increase (Decrease)
Wireless services	¥4,295.9	¥4,296.5	¥(0.7)	(0.0%)
Cellular (FOMA+mova) services revenues (i)	4,158.1	4,147.0	11.2	0.3
- Voice revenues (ii)	3,038.7	3,086.3	(47.6)	(1.5)
Including: FOMA services	1,169.9	514.7	655.2	127.3
- Packet communications revenues	1,119.5	1,060.7	58.8	5.5
Including: FOMA services	613.3	260.7	352.6	135.3
PHS services revenues	40.9	60.3	(19.3)	(32.1)
Other revenues (i)	96.8	89.3	7.5	8.4
Equipment sales	470.0	548.1	(78.1)	(14.2)

Total operating revenues	¥4,765.9	¥4,844.6	¥(78.7)	(1.6%)

Notes:

(i)	For periods beginning after March 31, 2005, Quickcast services revenues, which were presented separately in the past, are included in “Other revenues,” and international services revenues, which were previously included in “Other revenues,” are included in “Cellular (FOMA+mova) services revenues” and the results for the year ended March 31, 2005 are restated to confirm to the presentation for the year ended March 31, 2006. However, international services revenues related to FOMA services are not included in FOMA services revenues for the year ended March 31, 2005 because such information was not previously maintained.

(ii)	Voice revenues include data communications revenues through circuit switching system.

(2)	Operating expenses were ¥3,933.2 billion (down 3.1% year-on-year).

•	Personnel expenses decreased to ¥250.3 billion (down 0.5% year-on-year). The number of employees was 21,646 as of March 31, 2006.

•	Non-personnel expenses decreased to ¥2,484.8 billion (down 2.1% year-on-year) due to a decrease in equipment-sales-related expenses, such as commissions paid to agents, reflecting a decrease in the number of handsets sold.

•	Depreciation and amortization expenses increased by 0.2% year-on-year to ¥737.1 billion due to the effect of shortened useful lives of assets associated with the renewal of IT systems.

•	Impairment loss decreased to ¥1.1 billion (down 98.2% year-on-year), which represents the minimum maintenance capital expenditures made during the year ended March 31, 2006 for our PHS services, following our write-down of the entire carrying value of the assets related to our PHS business during the year ended March 31, 2005. We plan to terminate our PHS business during the three months ending December 31, 2007.

<Breakdown of operating expenses>	Billions of yen
	(UNAUDITED) Year ended March 31, 2006	Year ended March 31, 2005	Increase (Decrease)
Personnel expenses	¥250.3	¥251.4	¥(1.1)	(0.5%)
Non-personnel expenses	2,484.8	2,539.2	(54.4)	(2.1)
Depreciation and amortization	737.1	735.4	1.6	0.2
Impairment loss	1.1	60.4	(59.3)	(98.2)
Loss on disposal of property, plant and equipment and intangible assets	54.7	65.5	(10.8)	(16.4)
Communication network charges	368.5	372.4	(3.9)	(1.1)
Taxes and public dues	36.7	36.1	0.7	1.9

Total operating expenses	¥3,933.2	¥4,060.4	¥(127.2)	(3.1%)

(3)	Operating income increased to ¥832.6 billion (up 6.2% year-on-year). Income before income taxes decreased by 26.1% year-on-year to ¥952.3 billion mainly due to the fact that gains on sale of Hutchison 3G UK Holdings Limited shares (¥62.0 billion) and of KPN Mobile N.V. shares (¥40.0 billion) during the year ended March 31, 2006 were less than the gain on sale of AT&T Wireless Services, Inc. (“AT&T Wireless”) shares of ¥501.8 billion during the year ended March 31, 2005.

(4)	Net income was ¥610.5 billion (down 18.3% year-on-year).

2.	Segment Information

(1)	Mobile phone business

Operating revenues were ¥4,683.0 billion and operating income was ¥844.4 billion.

•	Cellular (FOMA) services

–	In and after November 2005, we released the “FOMA 902i” series handsets as our high-end models, which are compatible with the “PushTalk,” walkie-talkie-style communication service that allows multiple users to speak simultaneously. We also released the “FOMA 702i” series handsets, which feature attractive designs by collaborations with creators, in and after February 2006 as our standard models. To meet diversified needs of customers, we enhanced our handset lineup by releasing the “FOMA P901iTV” handset, with which users can watch the newly launched digital terrestrial broadcastings for mobile phones and terminals; the Kids’ PHONE “FOMA SA800i,” which is equipped with security alarm and global positioning system (GPS) function under the concept of children’s safety and ease of use; and an ecological handset, “FOMA N701iECO,” using bioplastic reinforced with kenaf fiber in March 2006. Beginning March 1, 2006, all new FOMA billing plans offer the option of unlimited i-mode packet communications for a flat monthly rate named “pake-hodai.” The number of FOMA services subscribers surpassed 20 million in December 2005 and increased to 23.46 million as of March 31, 2006.

–	Voice ARPU, packet ARPU and aggregate ARPU of cellular (FOMA) services were ¥5,680, ¥3,020 and ¥8,700, respectively.

•	Cellular (mova) services

–	We released the “mova N506iS II” handset, which focuses on ease of use and viewability, and enables users to talk and to browse i-mode sites and e-mails with the clamshell body closed. Due to continuous progress in the migration of subscribers from mova services to FOMA services, the number of mova services subscribers decreased to 27.68 million as of March 31, 2006.

–	Voice ARPU, i-mode ARPU and aggregate ARPU of cellular (mova) services were ¥4,680, ¥1,290 and ¥5,970, respectively.

–	In both FOMA and mova services, we launched new simpler and easier-to-understand billing plans, and upgraded the “Ichinen Discount” by providing our long-term subscribers with further discount rates in November 2005. Starting December 1, 2005, we enhanced the existing “Family Discount” by launching the “Fami-wari Wide” discount plan for qualified subscribers. We also introduced the “Fami-wari Wide Limit” plan, which limits calling and packet communications charges at a value set in advance by a subscriber in March 2006. In addition, we launched various initiatives aimed at enhancing the convenience for our customers, including the launch of a service which allows our new subscribers to choose the last four digits of their phone numbers in February 2006. The aggregate number of the FOMA and mova services subscribers surpassed 50 million in November 2005 and increased to 51.14 million as of March 31, 2006.

–	Voice ARPU, packet ARPU and aggregate ARPU of cellular (FOMA+mova) services were ¥5,030, ¥1,880 and ¥6,910, respectively.

–	Churn rate for cellular (FOMA+mova) services for the three months ended March 31, 2006 and the year ended March 31, 2006 was 0.75% and 0.77%, improvement of 0.21 points and 0.24 points compared to the same periods of the prior fiscal year, respectively.

•	i-mode services

–	In September 2005, we launched the “i-channel” service, which automatically pushes various latest information such as news and weather forecasts to a compatible handset’s standby screen as scrolling ticker, and the number of the subscribers surpassed 2 million in March 2006. Toward promotion of “Osaifu-Keitai*” usage, we launched the new “iD” credit card brand for card issuers, which enables a user to make speedy payments, simply by holding the handset against dedicated reader/writers at stores, in December 2005. Furthermore, we agreed with our strategic partners to introduce “iD” credit card payment service in places such as convenience stores and taxis . The number of subscribers using i-mode-FeliCa compatible handsets surpassed 10 million in January 2006 and reached 11.80 million as of March 31, 2006. The number of i-mode services subscribers reached 46.36 million as of March 31, 2006.

–	As for global development, starting from May 2005, the eight overseas i-mode alliance carriers jointly procure i-mode compatible GSM handsets to lower procurement costs. As of March 31, 2006, i-mode services have been rolled out in 15 countries and areas including Japan, and the aggregate number of cellular service subscribers of all the carriers which participate in the i-mode service alliance exceeded 250 million.

*	“Osaifu-Keitai” refers to mobile phones equipped with a contactless IC chip, as well as the useful function and services enabled by the IC chip. With this function, a mobile phone can be utilized as an electronic wallet, a credit card, an electronic ticket, a membership card, an airline ticket, and more.

•	International services

–	To further improve the convenience of our subscribers, we allow our customers to apply allowances, which are included in charges such as the base monthly charge, toward international services charges from June 1, 2005. We reduced charges for an international dialing service, “WORLD CALL,” and extended the “Yu Yu Call” discounts, which provide subscribers with discounted charges for calls to designated numbers, to include the international dialing charges beginning March 1, 2006. In July 2005, we launched an international multimedia messaging service (MMS) which enables i-mode users to exchange text messages with images with MMS users of foreign carriers, and we also established the first overseas service counter, “DoCoMo WORLD COUNTER,” in Hawaii. As of March 31, 2006, we expanded the service area of international roaming-out services for voice calls and Short Messaging Service (SMS) to 132 countries and areas; for packet communications to 69 countries and areas; and for videophone calls to 23 countries and areas.

Note:

ARPU: Average monthly revenue per unit

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information regarding the average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

See page 43 for the details of the calculation methods.

<Number of subscribers by services>	Thousand subscribers
	March 31, 2006	March 31, 2005	Increase (Decrease)
Cellular (FOMA) services	23,463	11,501	11,963	104.0%
Cellular (mova) services	27,680	37,324	(9,644)	(25.8)
i-mode services	46,360	44,021	2,339	5.3

    Note:

(i)	Number of i-mode subscribers as of March 31, 2006 = Cellular (FOMA) i-mode subscribers (22,914 thousand) + Cellular (mova) i-mode subscribers (23,446 thousand)

(ii)	Number of i-mode subscribers as of March 31, 2005 = Cellular (FOMA) i-mode subscribers (11,353 thousand) + Cellular (mova) i-mode subscribers (32,667 thousand)

<Operating results>	Billions of yen
	(UNAUDITED) Year ended March 31, 2006	Year ended March 31, 2005	Increase (Decrease)
Mobile phone business operating revenues	¥4,683.0	¥4,755.8	¥(72.8)	(1.5%)
Mobile phone business operating income	844.4	875.4	(30.9)	(3.5)

Note:

For periods beginning after March 31, 2005, international services, which were previously included in “Miscellaneous businesses,” are included in “Mobile phone business.” As a result thereof, certain reclassifications are made to the operating results for the year ended March 31, 2005.

(2)	PHS business

Operating revenues were ¥41.7 billion and operating loss was ¥9.5 billion.

•	In order to concentrate our business resources on FOMA services, we ceased accepting new PHS subscriptions on April 30, 2005 and plan to terminate PHS services during the three months ending December 31, 2007. The actual date of the termination will be determined while monitoring the usage trends of the current subscribers.

•	PHS ARPU was ¥3,280.

Note:

See page 43 for the details of the ARPU calculation methods.

<Number of subscribers>	Thousand subscribers
	March 31, 2006	March 31, 2005	Increase (Decrease)
PHS services	771	1,314	(543)	(41.3%)

<Operating results>	Billions of yen
	(UNAUDITED) Year ended March 31, 2006	Year ended March 31, 2005	Increase (Decrease)
PHS business operating revenues	¥41.7	¥63.1	¥(21.4)	(33.8%)
PHS business operating loss	(9.5)	(85.9)	76.4	—

(3)	Miscellaneous businesses

Operating revenues were ¥41.1 billion and operating loss was ¥2.3 billion.

•	For our public wireless LAN service, in addition to our “Mzone” service, we launched a plan named “U public wireless LAN course” as a part of “mopera U” service, our internet access service for FOMA subscribers, in June 2005. In July 2005 and March 2006, in the aim to economically and efficiently roll out wireless LAN areas, we entered into agreements with Nippon Telegraph and Telephone East Corporation and three other companies, pursuant to which NTT Broadband Platform, Inc. undertake the ownership and operation of the shared wireless LAN base stations. In February 2006, we additionally began to support IEEE802.11a/g standards, which offer high-speed data communications up to 54Mbps. As of March 31, 2006, the number of our domestic hot spots increased to 1,057.

•	In April 2005, considering the continuous decline in the number of Quickcast services subscribers, we decided to terminate the services on March 31, 2007.

<Operating results>	Billions of yen
	(UNAUDITED) Year ended March 31, 2006	Year ended March 31, 2005	Increase (Decrease)
Miscellaneous businesses operating revenues	¥41.1	¥25.7	¥15.4	60.0%
Miscellaneous businesses operating loss	(2.3)	(5.3)	3.0	—

Note:

For periods beginning after March 31, 2005, Quickcast business, which was presented separately in past releases, is included in “Miscellaneous businesses.” As a result thereof, certain reclassifications are made to the operating results for the year ended March 31, 2005.

3.	Capital Expenditures

Total capital expenditures were ¥887.1 billion.

•	We expanded the coverage areas of FOMA services, including a rollout of “FOMA Plus Area,” which enables calls in mountainous areas, where previously FOMA handsets could not make connections; improved network quality; reinforced our FOMA network to meet the increase in demand; and constructed networks and equipment to provide new services, such as our “PushTalk” and “i-channel.” On the other hand, we continued our efforts to make capital expenditures more efficient and less costly by saving on equipment purchase costs and improving the design and construction process. Total capital expenditures during the year ended March 31, 2006 increased by 3.0% year-on-year due to the accelerated roll out of FOMA base stations for reinforcement of our competitiveness prior to the introduction of the mobile number portability system.

<Breakdown of capital expenditures>	Billions of yen
	(UNAUDITED) Year ended March 31, 2006	Year ended March 31, 2005	Increase (Decrease)
Mobile phone business	¥749.5	¥696.6	¥52.8	7.6%
PHS business	1.1	4.8	(3.8)	(77.9)
Other (including information systems)	136.6	160.0	(23.5)	(14.7)

Total capital expenditures	¥887.1	¥861.5	¥25.6	3.0%

Note:

For periods beginning after March 31, 2005, capital expenditures for Quickcast business, which were presented separately in past releases, are included in “Other (including information systems).” As a result thereof, certain reclassifications are made to the capital expenditures for the year ended March 31, 2005.

4.	Cash Flow Conditions

•	Net cash provided by operating activities was ¥1,610.9 billion (up 36.3% year-on-year). Net cash provided by operating activities increased mainly owing to a decrease in the payment of income taxes, which was ¥541.7 billion in the prior fiscal year, to ¥182.9 billion and refund of income taxes of ¥93.1 billion. The decrease in the income tax payment and the refund of income taxes were mainly due to realization of deferred tax assets from the impairment of our investment in AT&T Wireless in connection with the sale of our AT&T Wireless shares in the prior fiscal year.

•	Net cash used in investing activities increased to ¥951.1 billion (up 64.5% year-on-year). Proceeds from the sale of non-current investments, which were ¥725.9 billion in the prior year, when we sold AT&T Wireless shares, decreased to ¥25.1 billion. In addition, purchases of non-current investments increased to ¥292.6 billion resulting from our investments in companies such as Sumitomo Mitsui Card Company, Limited and KT Freetel Co., Ltd. Changes in investments for cash management purposes, which were outflows of ¥400.3 billion in the prior fiscal year, were inflows of ¥149.0 billion.

•	Net cash used in financing activities was ¥590.6 billion (down 12.1% year-on-year). Net cash used in financing activities decreased mainly due to a decrease in payments to acquire treasury stock.

•	Free cash flows were ¥659.9 billion (up 9.4% year-on-year). Free cash flows excluding changes in investments for cash management purposes* were ¥510.9 billion (down 49.1% year-on-year).

•	Market equity ratio* declined due to a decrease in the market value of total share capital. Our debt ratio, debt payout period and interest coverage ratio improved mainly from an increase in shareholders’ equity, a decrease in interest bearing liabilities and an increase in net cash provided by operating activities.

<Statements of cash flows>	Billions of yen
	(UNAUDITED) Year ended March 31, 2006	Year ended March 31, 2005	Increase (Decrease)
Net cash provided by operating activities	¥1,610.9	¥1,181.6	¥429.4	36.3%
Net cash used in investing activities	(951.1)	(578.3)	(372.7)	—
Net cash used in financing activities	(590.6)	(672.0)	81.4	—
Free cash flows	659.9	603.3	56.6	9.4
Adjusted free cash flows*	510.9	1,003.6	(492.7)	(49.1)

<Financial measures>	Year ended March 31, 2006	Year ended March 31, 2005	Increase (Decrease)
Equity ratio	63.7%	63.7%		(0.0 points	)
Market equity ratio*	128.0%	142.8%		(14.8 points	)
Debt ratio	16.4%	19.5%		(3.1 points	)
Debt payout period (years)	0.5	0.8		(0.3)
Interest coverage ratio	185.9	114.5		71.4

Notes:

•	Free cash flows = Net cash provided by (used in) operating activities + Net cash provided by (used in) investing activities

•	Adjusted free cash flows exclude the effects of irregular factors and changes in investments for cash management purposes.

•	Changes in investments for cash management purposes = Changes by purchases, redemptions and disposal of financial instruments for cash management purposes with original maturities of longer than 3 months.

•	Equity ratio = Shareholders’ equity / Total assets

•	Market equity ratio* = Market value of total share capital / Total assets

•	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities)

•	Debt payout period (years) = Interest bearing liabilities / Net cash provided by (used in) operating activities

•	Interest coverage ratio = Net cash provided by (used in) operating activities / Interest expense**

**	Interest expense is cash interest paid, which is disclosed in “Supplemental disclosures of cash flow information” for consolidated statements of cash flows on page 20.

*	See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 44.

5.	Profit Distribution

•	The Company plans to pay the total dividend of ¥4,000 per share (including ¥2,000 interim dividend) for the year ended March 31, 2006.

<<Prospects for the Fiscal Year Ending March 31, 2007>>

Competition in the Japanese cellular phone market is expected to become increasingly fierce in the future, with the introduction of mobile number portability and market entry by new entrants scheduled for this fiscal year ending March 31, 2007 in addition to the increase of cellular phone penetration rates and diversifying user needs.

Under these market conditions, while the downtrend in our average revenue per unit (ARPU) is projected to continue, we are expecting an increase in operating revenues for the fiscal year ending March 31, 2007 due mainly to the growth in our cellular subscriber base, and equipment sales revenues, which we plan to achieve by reinforcing our comprehensive service offerings from a customer-centric viewpoint. Operating income, on the other hand, is expected to decline because of a projected increase in equipment-sales-related expenses resulting from the progress in the migration of subscribers to the FOMA network, and growth in network-related capital expenditures aimed at strengthening our competitiveness.

Against this backdrop, we will strive even harder to strengthen our core business, and at the same time, work to create new revenue sources by linking our cellular phones with the services provided by related external partners, such as our new credit payment service “DCMX” provided via our “iD” platform, with the goal to transform cellular phones into convenient multifunctional tools for everyday life and business.

We will also continue our efforts to enhance the efficiency of our operations by reviewing our business process to solidify our managerial foundation, and try to maximize our enterprise value thereby.

	Billions of yen
	Year ending March 31, 2007 (Forecasts)	Year ended March 31, 2006 (Actual results)	Increase (Decrease)
Operating revenues	¥4,838.0	¥4,765.9	¥72.1	1.5%
Operating income	810.0	832.6	(22.6)	(2.7%)
Income before income taxes	815.0	952.3	(137.3)	(14.4%)
Net income	488.0	610.5	(122.5)	(20.1%)

Capital expenditures	905.0	887.1	17.9	2.0%
Adjusted free cash flows *	280.0	510.9	(230.9)	(45.2%)
EBITDA *	1,601.0	1,606.8	(5.8)	(0.4%)
EBITDA margin *	33.1%	33.7%		(0.6poin	ts)
ROCE *	16.5%	17.2%		(0.7poin	ts)
ROCE after tax effect *	9.8%	10.1%		(0.3poin	ts)

*	See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Page 44.

The financial forecasts for the year ending March 31, 2007, were based on the forecasts of the following operation data.

	March 31, 2007 (Forecasts)	March 31, 2006 (Actual results)	Increase (Decrease)
Number of cellular (FOMA) services subscribers (thousands)	35,000	23,463	11,537	49.2%
Number of cellular (mova) services subscribers (thousands)	17,900	27,680	(9,780)	(35.3)
Number of i-mode subscribers (thousands)	47,900	46,360	1,540	3.3
Number of PHS subscribers (thousands)	320	771	(451)	(58.5)
Aggregate ARPU* (cellular (FOMA+mova) services)	¥6,690	¥6,910	¥(220)	(3.2)
Voice ARPU	4,760	5,030	(270)	(5.4)
Packet ARPU	1,930	1,880	50	2.7

Notes:

Number of i-mode subscribers includes numbers of cellular (FOMA) and cellular (mova) i-mode subscribers.

*	See page 43 for the details of ARPU calculation methods.

•	The Company expects to pay a total annual dividend of ¥4,000 per share for the year ending March 31, 2007, consisting of an interim dividend of ¥2,000 per share and a year-end dividend of ¥2,000 per share.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, EBITDA margin, free cash flows, adjusted free cash flows, ROCE and ROCE after tax effect, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on the page 44.

Special Note Regarding Forward-Looking Statements

This Earnings Release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

•	As competition in the market is expected to become more fierce due to changes in the business environment caused by the introduction of mobile number portability and new market entrants, competition from other cellular service providers or other technologies could limit our acquisition of new subscribers, retention of existing subscribers and average revenue per unit (ARPU), or may lead to an increase in our costs and expenses.

•	The new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth.

•	The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group may adversely affect our financial condition and results of operations.

•	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

•	The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

•	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

•	As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects, or missing of handsets or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

•	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

•	Inadequate handling of subscriber information by our corporate group or contractors may adversely affect our credibility or corporate image.

•	Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

•	Earthquakes, power shortages, malfunctioning of equipment, and software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.

•	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

•	Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

“Kids’ PHONE”, “FOMA”, “mova”, “i-channel”, “i-mode”, “DCMX”, “Quickcast”, “PushTalk”, “pake-hodai”, “Fami-wari Wide”, “Fami-wari Wide Limit”, “Osaifu-Keitai”, “iD”, “WORLD CALL”, “Yu Yu Call”, “WORLD WING”, “Mzone”, and “mopera U” are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan. Other products or company names shown in this Earnings Release are trademarks or registered trademarks.

Consolidated Financial Statements	April 28, 2006
For the Fiscal Year Ended March 31, 2006	[U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Address of principal executive office:	Tokyo, Japan
(URL http://www.nttdocomo.co.jp/)
Representative:	Masao Nakamura, Representative Director, President and Chief Executive Officer
Contact:	Masahiko Yamada, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Date of the meeting of the Board of Directors for approval of the consolidated financial statements:	April 28, 2006
Name of Parent Company:	Nippon Telegraph and Telephone Corporation (Code No. 9432)
Percentage of ownership interest in NTT DoCoMo, Inc. held by parent company:	62.2%
Adoption of US GAAP:	Yes

1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2006 (April 1, 2005 - March 31, 2006)

(1)	Consolidated Results of Operations

Amounts are rounded off to the nearest 1 million yen.

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income before Income Taxes
Year ended March 31, 2006	4,765,872	(1.6%)	832,639	6.2%	952,303	(26.1%)
Year ended March 31, 2005	4,844,610	(4.0%)	784,166	(28.9%)	1,288,221	17.0%

	Net Income		Basic Earnings per Share			Diluted Earnings per Share			ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Income before Income Taxes to Total Assets)	Income before Income Taxes Margin (Ratio of Income before Income Taxes to Operating Revenues)
Year ended March 31, 2006	610,481	(18.3%)	13,491.28	(yen	)	13,491.28	(yen	)	15.3%	15.2%	20.0%
Year ended March 31, 2005	747,564	15.0%	15,771.01	(yen	)	15,771.01	(yen	)	19.6%	20.8%	26.6%

Notes:	1.	Equity in net losses of affiliated companies:	For the fiscal year ended March 31, 2006: For the fiscal year ended March 31, 2005:	(364) million yen (12,886) million yen
	2.	Change in accounting policy:	Yes (Reclassification of segment information)
	3.	The weighted average number of shares outstanding:	For the fiscal year ended March 31, 2006:	45,250,031 shares
			For the fiscal year ended March 31, 2005:	47,401,154 shares
	4.	Percentages for operating revenues, operating income, income before income taxes and net income in the above tables represent year-on-year changes.

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
March 31, 2006	6,365,257	4,052,017	63.7%	91,109.33	(yen)
March 31, 2005	6,136,521	3,907,932	63.7%	84,455.27	(yen)

Note:	The number of shares outstanding as of March 31, 2006, and 2005, were 44,474,227 shares and 46,272,208 shares, respectively.

(3) Consolidated Cash Flows

	(Millions of yen)
	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at Fiscal Year End
Year ended March 31, 2006	1,610,941	(951,077)	(590,621)	840,724
Year ended March 31, 2005	1,181,585	(578,329)	(672,039)	769,952

(4)	Number of consolidated companies and companies accounted for using the equity method
	The number of consolidated subsidiaries:	99
	The number of unconsolidated subsidiaries accounted for using the equity method:	0
	The number of affiliated companies accounted for using the equity method:	13

(5)	Change of reporting entities
	The number of consolidated companies added:	14 The number of consolidated companies removed:	3
	The number of companies on equity method added:	7 The number of companies on equity method removed:	9

Note: Six companies which were accounted for using the equity method in previous fiscal year are consolidated from this fiscal year.

2. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

	(Millions of yen)
	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2007	4,838,000	815,000	488,000

(Reference)	Expected Earnings per Share: 10,972.65 yen

Note:	With regard to the above forecasts, please refer to pages 9 and 10.

* Consolidated financial statements are unaudited.

<< Condition of the Corporate Group >>

NTT DoCoMo, Inc. primarily engages in mobile telecommunications services as a member of the NTT group, with Nippon Telegraph and Telephone Corporation (“NTT”) as the holding company.

The Company, its 99 subsidiaries and 13 affiliates constitute the NTT DoCoMo group (“DoCoMo group”), the largest mobile telecommunications services provider in Japan.

The business segments of the DoCoMo group and the corporate position of each group company are as follows.

[Business Segment Information]

Business	Main service lines
Mobile phone business	Cellular (FOMA) services, cellular (mova) services, packet communications services, international services, satellite mobile communications services, and sales of handsets and equipment for each service

PHS business	PHS services and sales of PHS handsets and equipment

Miscellaneous businesses	Wireless LAN services, radio paging (Quickcast) service and other miscellaneous businesses

Notes

(i)	For periods beginning after March 31, 2005, “Quickcast” business is included in “miscellaneous” businesses, and international businesses, which were previously included in “miscellaneous” businesses, are reclassified into “mobile phone” business.

(ii)	Quickcast services will be terminated on March 31, 2007, and we plan to terminate PHS services by the third quarter of fiscal 2007.

[Position of Each Group Company]

(1)	The Company engages in Mobile phone, PHS and other businesses in the Kanto-Koshinetsu region of Japan. The Company also provides nationwide services such as satellite mobile communications. The Company is solely responsible for DoCoMo group’s overall research and development activities in the area of mobile telecommunications business as well as the development of services and information processing systems. The Company provides the results of such research and development to its eight regional subsidiaries, each of which operates in one of eight regions in Japan (“DoCoMo Regional Subsidiaries”).

(2)	Each of the DoCoMo Regional Subsidiaries engages in Mobile phone (excluding satellite mobile communications services), PHS and other businesses in their respective regions.

(3)	Twenty-nine other subsidiaries of the Company, each of which is entrusted with certain services by the Company and/or DoCoMo Regional Subsidiaries, operate independently to maximize their expertise and efficiency. They are entrusted with part of the services provided by, or give assistance to, the Company and DoCoMo Regional Subsidiaries.

(4)	There are 62 other subsidiaries and 13 affiliates, including, among others, some overseas units established for the purpose of global expansion of the third-generation mobile communications system based on W-CDMA, and joint ventures set up to launch new business operations.

The following chart summarizes the above.

<< Management Policies >>

1.	Basic Management Policies

Under the corporate philosophy of “creating a new world of communications culture,” DoCoMo aims to contribute to the realization of a rich and vigorous society by reinforcing its core business with a focus on popularizing FOMA services, and promoting mobile multimedia services by offering services that are useful for customers’ daily lives and businesses. It also seeks to maximize its corporate value in order to be greatly trusted and highly valued by its shareholders and customers.

2.	Medium- and Long-Term Management Strategies

The competition amongst carriers in the Japanese mobile communications market is expected to intensify even further due to increases in the market penetration rate, diversification of customer needs and the introduction of mobile number portability and market entry by new entrants during the this fiscal year. Under these circumstances, we plan to run our business focusing on the following three goals; (1) strengthen our core business even further, (2) create new revenue channels, and (3) facilitate cost reduction.

(1) Strengthening our core business

We aim to react swiftly and adequately to the diversifying needs of customers, and improve every aspect of our offerings, including our handsets, services, billing plans, service area quality and after-sales support to reinforce our comprehensive strength.

(2) Creation of new revenue sources

We will strive to expand our business domains pursuing the three key growth strategies of “multimedia,” “ubiquity” and “globalization”. Specifically, to further expand the use of i-mode and FOMA services, which enable the transmission of large amounts of data at high speeds, we plan to add more handsets tailored to user’s needs in our product lineup, and work to develop and provide a wide array of sophisticated non-voice services, including visual communications and video/text delivery services.

Around the summer of this year, we plan to launch a new High-Speed Downlink Packet Access (HSDPA) system to provide new services leveraging the higher packet transmission speeds offered by this system, in an effort to boost the usage of our cellular phones. We will also work to link our services with those offered by our partner companies through an active use of external interface capabilities embedded in cellular handsets, such as contactless IC chips, bar codes and infrared data transmission, with the goal to create new businesses which generate income independently of traffic income. Furthermore, as the arena of competition in mobile communications business expands to a global scale, we intend to enhance user’s convenience and increase our revenue opportunities by further enlarging the “i-mode” alliance and offering W-CDMA-based global handsets. Also, in view of global competition, we will widely look into opportunities for revenue growth, including the possibility of making investments in or forming alliances with not only telecommunications carriers, but also enterprises owning promising technologies as well as companies engaged in mobile communications-related peripheral businesses, while taking into consideration the overall synergies projected from such alliances.

(3) Efforts toward cost reduction

We will work to improve the efficiency of our operations by further cutting handset procurement and network costs, and making a more efficient allocation of sales commissions.

To keep abreast with and react dynamically to the intensified competition and changes in the market, we plan to advance our cellular services placing customers in the center of our strategies to provide innovative solutions that can contribute to our users’ safety and security, as part of our continual efforts to transform cellular phones into convenient tools for everyday life and business.

3.	Basic Policies for Profit Distribution

Believing that providing adequate returns to shareholders is one of the most important issues in corporate management, the Company plans to pay dividends by taking into account its consolidated results and operating environment based on the principle of stable dividend payments, while at the same time striving to strengthen its financial position and secure internal reserves. The Company will also continue to take a flexible approach regarding share repurchases in order to plow back profits to shareholders. The Company intends to keep the repurchased shares as treasury shares and in principle to limit the amount of such treasury shares to approximately 5% of its total issued shares, and will consider retiring any treasury shares held in excess of this limit around the end of the fiscal year or at other appropriate times. During the fiscal year ended March 31, 2006, based on an authorization by a resolution adopted at the Ordinary General Meetings of Shareholders, the Company repurchased 1,797,977 shares of its own common stock at an aggregate price of ¥300.1 billion, and cancelled 1,890,000 shares (or approximately 3.9% of total issued shares prior to cancellation) on March 31, 2006.

In addition, the Company will allocate internal reserves to active research and development efforts, capital expenditures and other investments in response to the rapidly changing market environment. The Company will endeavor to boost its corporate value by introducing new technologies, offering new services and expanding its global businesses through alliances with new partners.

No changes are planned for our dividend payment methods even after the enforcement of the new corporation law in Japan in May 2006: we plan to pay dividends twice a year, as interim and year-end dividends.

4.	Target Management Indicators

Now that the Japanese mobile telecommunications market has entered a period of stable growth, DoCoMo regards EBITDA margin* as an important management indicator, from the aspect of profitability, to further enhance its management effectiveness. DoCoMo also considers ROCE* an important management indicator in terms of efficiency in its invested capital (shareholders’ equity + interest bearing liabilities). DoCoMo will make its utmost efforts to achieve an EBITDA margin* of at least 35% and an ROCE* of at least 20% as its medium-term targets and attempt to maximize its corporate value.

Notes:

•	EBITDA margin* = EBITDA* / Operating revenues

•	EBITDA* = Operating income + Depreciation and amortization + Losses on sale or disposal of property, plant and equipment + Impairment loss

•	ROCE* = Operating income / (Shareholders’ equity + Interest bearing liabilities)

Shareholders’ equity and interest bearing liabilities are the average of the amounts as of March 31, 2005 and March 31, 2006

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 44. See page 44 for the definition of ROCE.

5.	Relationship with the Parent Company

(1)	Trade Name of the Parent Company, etc.

(As of March 31, 2006)

Parent company	Parent company’s ownership of voting rights	Securities exchanges where shares issued by the parent company are listed

Nippon Telegraph and Telephone Corporation	62.2%

Tokyo Stock Exchange, Inc. (First Section)

Osaka Stock Exchange, Co. Ltd. (First Section)

Nagoya Stock Exchange, Inc. (First Section)

Fukuoka Stock Exchange

Sapporo Stock Exchange

New York Stock Exchange

London Stock Exchange

(2)	Positions of Listed Companies in the Corporate Group Led by the Parent Company

The corporate group led by our parent company, NTT, operates a wide array of telecommunications services, including local, long-distance, international, and mobile and data telecommunications services.

The Company operates independently within the NTT group, mainly in the field of mobile telecommunications. NTT, which currently owns 62.2% of the voting rights of the Company, can influence the managerial decisions of the Company by exercising its directorship rights as majority shareholder, although we conduct our day-to-day operations independently of NTT, based on our own decisions with our own managerial responsibility.

The Company and NTT concluded a contract for basic research and development conducted by NTT. Under the agreement, NTT offers services and benefits to the Company concerning basic research and development, and the Company pays compensation to NTT for such services and benefits. The Company and NTT also entered into a contract regarding group management and operations run by NTT. Under the agreement, NTT provides services and benefits regarding group management and operations to DoCoMo group, and the Company pays compensation to NTT for such services and benefits.

(3)	See page 24 for the Company’s transactions with NTT group companies

6.	Corporate Social Responsibility (CSR)

Due to the wide adoption and advancement of mobile communications services, cellular phones have become indispensable tools for people’s daily activities. The rapid growth in its uptake, on the other hand, has also caused some negative social problems, such as unwanted bulk emails and crimes involving the use of cellular handsets. Meanwhile, people’s concerns against earthquakes and other natural disasters as well as global environment have heightened in the recent years.

To address these issues, we have worked to improve the reliability of our communications facilities and network and reinforced countermeasures against disasters, strongly aware of our mission to fulfill our corporate social responsibility (CSR). As a part of our measures to tackle social problems resulting from the use of cellular phones, we have continuously worked to prevent unsolicited bulk emails, and responded to the issues addressed in the surveys and research programs conducted by the Mobile Society Research Institute. In addition, we have actively promoted various environmental conservation and social contribution activities on a continual basis, including the collection and recycling of used mobile phone handsets and accessories, saving on paper resources by offering an “e-billing service” which provides customers’ bills through our website or by e-mail message, the “DoCoMo Woods” forestation campaign, and encouraging our employees to take part in various community works as volunteers.

At DoCoMo group, we believe that it is our social mission to help shape a safer and more peaceful world. To realize this goal, we set forth “DoCoMo Anshin Mission” during the fiscal year ended March 31, 2006, under which the whole corporate group implemented various measures and promoted technical innovations in a comprehensive and unified approach.

The concrete actions undertaken under “DoCoMo Anshin Mission” include the following:

•	Introduced a mechanism to prevent mail-based spoofing, and reinforced measures against unwanted bulk emails by allowing the combined use of i-mode’s selective mail reception and selective mail rejection functions.

•	Held approximately 600 sessions of “DoCoMo Keitai Safety School” seminars in elementary, junior and senior high schools and local communities nationwide to provide children with tips on safe and proper phone usage manners.

•	Released FOMA SA800i “Kids’ PHONE” equipped with various safety functions so that parents can allow children to carry mobile phones with less concerns. At the same time, launched “imadoco search” locating service and “Kids’ i-menu” featuring content designed specifically for children.

•	To assist handicapped users to more actively participate in social activities, eliminated the handling charges previously required for “Hearty Discount” service subscribers when changing handset models or service contracts.

•	Released environment-friendly handset made of bio-plastic, FOMA N701iECO, as a part of our environment conservation initiatives.

•	To improve the convenience of “i-mode Disaster Message Board Service”, enabled users to register and confirm messages without the need to pay for packet communication charges. Also, added “registered mail transmission function”, which sends the message posted on the Message Board to pre-designated mail addresses, and enabled users to access and confirm the registered messages from abroad via i-mode.

<< Consolidated Financial Statements >>

1.	Consolidated Balance Sheets

	Millions of yen
	(UNAUDITED) March 31, 2006		March 31, 2005		Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥840,724		¥769,952		¥70,772
Short-term investments	51,237		250,017		(198,780)
Accounts receivable, net	595,097		612,397		(17,300)
Inventories	229,523		156,426		73,097
Deferred tax assets	111,795		145,395		(33,600)
Tax refunds receivable	—		92,869		(92,869)
Prepaid expenses and other current assets	98,382		114,638		(16,256)

Total current assets	1,926,758	30.3%	2,141,694	34.9%	(214,936)

Property, plant and equipment:
Wireless telecommunications equipment	4,743,136		4,392,477		350,659
Buildings and structures	736,660		696,002		40,658
Tools, furniture and fixtures	610,759		589,302		21,457
Land	197,896		196,062		1,834
Construction in progress	134,240		103,648		30,592
Accumulated depreciation	(3,645,237)		(3,295,062)		(350,175)

Total property, plant and equipment, net	2,777,454	43.6%	2,682,429	43.7%	95,025

Non-current investments and other assets:
Investments in affiliates	174,121		48,040		126,081
Marketable securities and other investments	357,824		243,062		114,762
Intangible assets, net	546,304		535,795		10,509
Goodwill	141,094		140,097		997
Other assets	264,982		164,323		100,659
Deferred tax assets	176,720		181,081		(4,361)

Total non-current investments and other assets	1,661,045	26.1%	1,312,398	21.4%	348,647

Total assets	¥6,365,257	100.0%	¥6,136,521	100.0%	¥228,736

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥193,723		¥150,304		¥43,419
Short-term borrowings	152		—		152
Accounts payable, trade	808,136		706,088		102,048
Accrued payroll	41,799		41,851		(52)
Accrued interest	1,264		1,510		(246)
Accrued taxes on income	168,587		57,443		111,144
Other current liabilities	154,638		136,901		17,737

Total current liabilities	1,368,299	21.5%	1,094,097	17.8%	274,202

Long-term liabilities:
Long-term debt	598,530		798,219		(199,689)
Employee benefits	135,511		138,674		(3,163)
Other long-term liabilities	209,780		197,478		12,302

Total long-term liabilities	943,821	14.8%	1,134,371	18.5%	(190,550)

Total liabilities	2,312,120	36.3%	2,228,468	36.3%	83,652

Minority interests in consolidated subsidiaries	1,120	0.0%	121	0.0%	999

Shareholders’ equity:
Common stock	949,680		949,680		—
Additional paid-in capital	1,311,013		1,311,013		—
Retained earnings	2,212,739		2,100,407		112,332
Accumulated other comprehensive income	26,781		57,609		(30,828)
Treasury stock, at cost	(448,196)		(510,777)		62,581

Total shareholders’ equity	4,052,017	63.7%	3,907,932	63.7%	144,085

Total liabilities and shareholders’ equity	¥6,365,257	100.0%	¥6,136,521	100.0%	¥228,736

2.	Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	(UNAUDITED) Year ended March 31, 2006		Year ended March 31, 2005		Increase (Decrease)
Operating revenues:
Wireless services	¥4,295,856		¥4,296,537		¥(681)
Equipment sales	470,016		548,073		(78,057)
Total operating revenues	4,765,872	100.0%	4,844,610	100.0%	(78,738)

Operating expenses:
Cost of services (exclusive of items shown separately below)	746,099		740,423		5,676
Cost of equipment sold (exclusive of items shown separately below)	1,113,464		1,122,443		(8,979)
Depreciation and amortization	737,066		735,423		1,643
Impairment loss	1,071		60,399		(59,328)
Selling, general and administrative	1,335,533		1,401,756		(66,223)
Total operating expenses	3,933,233	82.5%	4,060,444	83.8%	(127,211)

Operating income	832,639	17.5%	784,166	16.2%	48,473

Other income (expense):
Interest expense	(8,420)		(9,858)		1,438
Interest income	4,659		1,957		2,702
Gain on sale of affiliate shares	61,962		501,781		(439,819)
Gain on sale of other investments	40,088		—		40,088
Other, net	21,375		10,175		11,200
Total other income (expense)	119,664	2.5%	504,055	10.4%	(384,391)

Income before income taxes	952,303	20.0%	1,288,221	26.6%	(335,918)

Income taxes:
Current	293,707		192,124		101,583
Deferred	47,675		335,587		(287,912)
Total income taxes	341,382	7.2%	527,711	10.9%	(186,329)
Equity in net losses of affiliates	(364)	(0.0%)	(12,886)	(0.3%)	12,522
Minority interests in earnings of consolidated subsidiaries	(76)	(0.0%)	(60)	(0.0%)	(16)

Net Income	¥610,481	12.8%	¥747,564	15.4%	¥(137,083)

Other comprehensive income (loss):
Unrealized holding gains on available-for-sale securities	7,662		9,220		(1,558)
Net revaluation of financial instruments	121		(367)		488
Foreign currency translation adjustment	(42,597)		(32,670)		(9,927)
Minimum pension liability adjustment	3,986		71		3,915

Comprehensive income:	¥579,653	12.2%	¥723,818	14.9%	¥(144,165)

PER SHARE DATA
Weighted average common shares outstanding – basic and diluted (shares)	45,250,031		47,401,154		(2,151,123)

Basic and diluted earnings per share (yen)	¥13,491.28		¥15,771.01		¥(2,279.73)

3.	Consolidated Statements of Shareholders’ Equity

	Millions of yen
	(UNAUDITED) Year ended March 31, 2006	Year ended March 31, 2005	Increase (Decrease)
Common stock:
At beginning of year	¥949,680	¥949,680	¥—

At end of year	949,680	949,680	—

Additional paid-in capital:
At beginning of year	1,311,013	1,311,013	—

At end of year	1,311,013	1,311,013	—

Retained earnings:
At beginning of year	2,100,407	1,759,548	340,859
Cash dividends	(135,490)	(95,334)	(40,156)
Retirement of treasury stock	(362,659)	(311,371)	(51,288)
Net income	610,481	747,564	(137,083)

At end of year	2,212,739	2,100,407	112,332

Accumulated other comprehensive income:
At beginning of year	57,609	81,355	(23,746)
Unrealized holding gains on available-for-sale securities	7,662	9,220	(1,558)
Net revaluation of financial instruments	121	(367)	488
Foreign currency translation adjustment	(42,597)	(32,670)	(9,927)
Minimum pension liability adjustment	3,986	71	3,915

At end of year	26,781	57,609	(30,828)

Treasury stock, at cost:
At beginning of year	(510,777)	(396,901)	(113,876)
Purchase of treasury stock	(300,078)	(425,247)	125,169
Retirement of treasury stock	362,659	311,371	51,288

At end of year	(448,196)	(510,777)	62,581

Total shareholders’ equity	¥4,052,017	¥3,907,932	¥144,085

4.	Consolidated Statements of Cash Flows

	Millions of yen
	(UNAUDITED) Year ended March 31, 2006	Year ended March 31, 2005
I Cash flows from operating activities:
1. Net income	¥610,481	¥747,564
2. Adjustments to reconcile net income to net cash provided by operating activities—
(1) Depreciation and amortization	737,066	735,423
(2) Impairment loss	1,071	60,399
(3) Deferred taxes	49,101	334,095
(4) Loss on sale or disposal of property, plant and equipment	36,000	45,673
(5) Gain on sale of affiliate shares	(61,962)	(501,781)
(6) Gain on sale of other investments	(40,088)	—
(7) Expense associated with sale of other investments	14,062	—
(8) Equity in net (gains) losses of affiliates	(1,289)	14,378
(9) Minority interests in earnings of consolidated subsidiaries	76	60
(10) Changes in current assets and liabilities:
Decrease in accounts receivable, trade, net	17,722	4,090
Increase in inventories	(73,094)	(29,157)
Decrease (increase) in tax refunds receivable	92,869	(92,869)
Increase in accounts payable, trade	45,108	89,464
Increase (decrease) in accrued taxes on income	111,141	(260,585)
Increase in other current liabilities	17,641	12,531
(Decrease) increase in liability for employee benefits	(3,378)	4,720
Increase in other long-term liabilities	24,725	1,295
Other, net	33,689	16,285

Net cash provided by operating activities	1,610,941	1,181,585

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(638,590)	(668,413)
2. Purchases of intangible and other assets	(195,277)	(242,668)
3. Purchases of non-current investments	(292,556)	(176,017)
4. Proceeds from sale of non-current investments	25,142	725,905
5. Purchase of short-term investments	(252,474)	(361,297)
6. Redemption of short-term investments	501,433	111,521
7. Collection of loan advances	229	40,015
8. Long-term bailment for consumption to a related party	(100,000)	—
9. Other, net	1,016	(7,375)

Net cash used in investing activities	(951,077)	(578,329)

III Cash flows from financing activities:
1. Repayment of long-term debt	(150,304)	(146,709)
2. Proceeds from short-term borrowings	27,002	87,500
3. Repayment of short-term borrowings	(27,010)	(87,500)
4. Principal payments under capital lease obligations	(4,740)	(4,748)
5. Payments to acquire treasury stock	(300,078)	(425,247)
6. Dividends paid	(135,490)	(95,334)
7. Other, net	(1)	(1)

Net cash used in financing activities	(590,621)	(672,039)

IV Effect of exchange rate changes on cash and cash equivalents	1,529	705

V Net increase (decrease) in cash and cash equivalents	70,772	(68,078)
VI Cash and cash equivalents at beginning of year	769,952	838,030

VII Cash and cash equivalents at end of year	¥840,724	¥769,952

Supplemental disclosures of cash flow information:
Cash received during the year for:
Tax refunds	¥93,103	¥7
Cash paid during the year for:
Interest	8,666	10,323
Income taxes	182,914	541,684
Non-cash investing and financing activities:
Acquisition of shares from sale of an investment	—	16,711
Assets acquired through capital lease obligations	5,038	4,411
Retirement of treasury stock	362,659	311,371

Notes to Unaudited Consolidated Financial Statements

The accompanying unaudited consolidated financial information of NTT DoCoMo, Inc. and its subsidiaries (collectively “DoCoMo”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

1.	Summary of significant accounting and reporting policies:

(1)	Significant accounting policies

Use of estimates —

The preparation of DoCoMo’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Inventories —

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method.

Property, plant and equipment —

Property, plant and equipment is stated at cost and includes capitalized interest expense incurred during construction periods. It is depreciated over the estimated useful lives of respective assets using the declining-balance method with the exception of buildings that are depreciated using the straight-line method.

Investments in affiliates —

The equity method of accounting is applied for investments in affiliates where DoCoMo owns an aggregate interest of 20% to 50% and/or is able to exercise significant influence over the affiliate.

DoCoMo evaluates the recoverability of the carrying value of its investments in affiliates, which includes investor level goodwill, when there are indicators that a decline in value below its carrying amount may be other than temporary. In the event of a determination that a decline in value is other than temporary, the amount of the loss is recognized in earnings, and a new cost basis in the investment is established.

Marketable securities —

DoCoMo accounts for its marketable securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Goodwill and other intangible assets —

DoCoMo accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed,” and American Institute of Certificated Public Accountants (AICPA) Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.”

Impairment of long-lived assets —

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” DoCoMo’s long-lived assets other than goodwill, including property, plant and equipment, software and other intangibles, are reviewed for impairment, and if the asset is determined to be impaired, the amount of the loss is recognized.

Hedging activities —

DoCoMo accounts for derivative instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138 and No. 149.

Employee benefit plans —

Pension benefits earned during the fiscal year, as well as interest on projected benefit obligations, are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive the benefits.

Revenue recognition —

Base monthly charges and airtime charges are recognized as revenues as service is provided to the subscribers. DoCoMo’s monthly rate plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 2003, the total amount of the base monthly charges was recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. In November 2003, DoCoMo introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. DoCoMo also introduced a new arrangement which enables the unused allowances offered in and after December 2004 that have been carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other lines in the “Family Discount” group, a discounted billing arrangement for families with two to ten DoCoMo subscriptions. With the introduction of these new billing arrangements, DoCoMo has deferred revenues based on the portion of unused allowances that are estimated to be utilized prior to expiration. As DoCoMo does not have sufficient empirical evidence to reasonably estimate such amounts, DoCoMo currently defers all revenues corresponding to unused allowances. The deferred revenues are recognized as revenues as the subscribers make calls or data communications, similar to the way airtime revenues are recognized.

Certain commissions paid to purchasers (primarily agent resellers) are recognized as a reduction of revenue upon delivery of the equipment to the purchasers (primarily agent resellers) in accordance with Emerging Issues Task Force No. 01-09 (“EITF 01-09”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).”

Upfront activation fees are deferred and recognized as revenues over the estimated average period of the customer relationship for each service. The related direct costs are also deferred to the extent of the related upfront fee amount and are amortized over the same periods.

Income taxes —

Income taxes are accounted for under the asset and liability method.

(2)	Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2006.

2.	Business segments:

Segment information for the years ended March 31, 2006 and 2005 are as follows:

	Millions of yen
Year ended March 31, 2006	Mobile phone business	PHS business	Miscellaneous businesses	Corporate	Consolidated
Operating revenues	¥4,683,002	¥41,741	¥41,129	¥—	¥4,765,872
Operating expenses	3,838,567	51,210	43,456	—	3,933,233

Operating income (loss)	¥844,435	¥(9,469)	¥(2,327)	¥—	¥832,639

Assets	¥4,782,740	¥34,414	¥23,241	¥1,524,862	¥6,365,257

Depreciation and amortization	¥729,349	¥3,983	¥3,734	¥—	¥737,066

Capital expenditures	¥749,456	¥1,071	¥—	¥136,586	¥887,113

	Millions of yen
Year ended March 31, 2005	Mobile phone business	PHS business	Miscellaneous businesses	Corporate	Consolidated
Operating revenues	¥4,755,815	¥63,095	¥25,700	¥—	¥4,844,610
Operating expenses	3,880,433	148,976	31,035	—	4,060,444

Operating income (loss)	¥875,382	¥(85,881)	¥(5,335)	¥—	¥784,166

Assets	¥4,755,598	¥50,907	¥17,728	¥1,312,288	¥6,136,521

Depreciation and amortization	¥705,806	¥22,996	¥6,621	¥—	¥735,423

Capital expenditures	¥696,638	¥4,840	¥—	¥160,039	¥861,517

The “Corporate” column in the tables is not an operating segment but is included to reflect the recorded amounts of common assets which cannot be allocated to any business segment. Capital expenditures in the “Corporate” column include expenditures in “miscellaneous businesses” and certain expenditures related to the buildings for telecommunications purposes and common facilities, which are not allocated to each segment.

Effective from the year ended March 31, 2006, DoCoMo partly changed its segment configuration as described as follows: “Quickcast business,” which was presented separately in the past, is reclassified to “Miscellaneous businesses,” and international dialing and roaming services, which were previously classified as “Miscellaneous businesses,” are reclassified to “Mobile phone business.” As a result of these reclassifications, the segment results for the year ended March 31, 2005 are restated to conform to the presentation for the year ended March 31, 2006.

DoCoMo does not disclose geographical segments, since operating revenues generated outside Japan are immaterial.

DoCoMo evaluates the recoverability of long-lived assets in accordance with SFAS No. 144. Because DoCoMo estimated that future net cash flows from PHS business would be negative, DoCoMo wrote-down the entire carrying value of long-lived assets related to the PHS business during the year ended March 31, 2005. As a result, DoCoMo recognized a non-cash impairment loss of long-lived assets of ¥60,399 million, which was recorded in operating expenses of PHS business segment, for the year ended March 31, 2005. DoCoMo also wrote-down the entire carrying value of long-lived assets related to the PHS business which DoCoMo acquired during the year ended March 31, 2006. Therefore, DoCoMo recognized an impairment loss of long-lived assets of ¥1,071 million, which was recorded in the operating expenses of the PHS business segment for the year ended March 31, 2006.

3.	Related party transactions:

DoCoMo is majority-owned by NTT, which is a holding company for more than 400 companies comprising the NTT group. During the years ended March 31, 2006 and 2005, DoCoMo purchased capital equipment from NTT group companies in the amount of ¥71,897 million and ¥71,896 million, respectively.

During the year ended March 31, 2006, DoCoMo entered into contracts of bailment of cash for consumption with NTT Leasing Co., Ltd. (“NTT Leasing”), and deposited ¥120,000 million for cash management purposes. Under the contracts, funds are bailed to the bailee which can consume the funds at its discretion and the bailor can withdraw the funds upon its demand. As of March 31, 2006, the assets related to the contracts of bailment of cash for consumption were recorded as “cash and cash equivalents” of ¥20,000 million and “other assets” of ¥100,000 million on the consolidated balance sheets. NTT and its subsidiaries owned all voting interests in NTT Leasing and DoCoMo owned 4.2% voting interests in it as of March 31, 2006, and accordingly, NTT Leasing is a related party of DoCoMo. The recorded amount of interest income derived from the contracts is ¥95 million for the year ended March 31, 2006.

On March 14, 2006, DoCoMo acquired 12,633,486 shares of Philippine Long Distance Telephone Company (“PLDT”), a telecommunication carrier in Philippine, which represented approximately 7% of PLDT’s issued shares, for ¥52,103 million from NTT Communications Corporation, a subsidiary of NTT.

DoCoMo entered into cost-sharing and construction and maintenance contracts with Japan Mobile Communications Infrastructure Association, chairman of which was one of DoCoMo’s directors through June 21, 2005. The contracts were entered into on terms similar to those made with third parties. Income from such contracts was ¥217 million and ¥14,797 million for the years ended March 31, 2006 (from April 1 to June 21, 2005) and 2005, respectively.

4.	Deferred tax:

Deferred income taxes result from temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Significant components of deferred tax assets and liabilities at March 31, 2006 and 2005 are as follows:

	Millions of yen
	Year ended March 31, 2006	Year ended March 31, 2005
Deferred tax assets:
Investments in affiliates	¥64,809	¥91,750
Liability for employee benefits	54,497	53,641
Property, plant and equipment and intangible assets principally due to differences in depreciation	46,752	50,343
Reserve for point loyalty programs	45,824	39,015
Deferred revenues regarding “Nikagetsu Kurikoshi”	34,639	24,849
Accrued commissions to agent resellers	23,439	26,436
Accrued enterprise tax	18,058	2,571
Inventories	9,562	2,520
Compensated absences	7,980	7,845
Accrued bonus	6,497	6,370
Loss carryforwards	—	74,643
Tax credit carryforwards	—	23,526
Other	17,266	12,403

Subtotal gross deferred tax assets	¥329,323	¥415,912
Less valuation allowance	—	(23,436)

Total gross deferred tax assets	¥329,323	¥392,476

Deferred tax liabilities:
Unrealized holding gains on available-for-sale securities	20,485	15,176
Intangible assets (principally customer related assets)	8,972	12,445
Property, plant and equipment due to differences in capitalized interest	2,223	2,944
Foreign currency translation adjustment	52	16,064
Enterprise tax refunds receivable	—	8,627
Other	12,163	10,744

Total gross deferred tax liabilities	¥43,895	¥66,000

Net deferred tax assets	¥285,428	¥326,476

Substantially all income or loss before income taxes, and income tax expenses or benefit are domestic. DoCoMo is subject to a number of different taxes, based on income, with an aggregate statutory income tax rate of approximately 40.9% and 40.9% for the years ended March 31, 2006 and 2005, respectively. The effective income tax rate for the years ended March 31, 2006 and 2005 was approximately 35.9%, and 41.0% respectively. The difference between the effective income tax rate and the statutory income tax rate for the year ended March 31, 2006 is principally related to a decrease in valuation allowance, which lowered the effective tax rate by 2.5 points.

5.	Marketable securities and other investments:

Marketable securities and other investments as of March 31, 2006 and 2005 comprised the following:

	Millions of yen
	March 31, 2006	March 31, 2005
Marketable securities:
Available-for-sale	¥249,943	¥223,107
Held-to-maturity	—	7
Other investments	157,866	19,955

Total	¥407,809	¥243,069

Debt securities, which were classified as current assets because the maturities at the end of fiscal years were one year or less, were included in the above table in addition to marketable securities recorded as a non-current item, “Marketable securities and other investments,” on the consolidated balance sheets.

DoCoMo had no debt securities classified as held to maturities at March 31, 2006.

Maturities of debt securities classified as available for sale at March 31, 2006 are as follows:

	Millions of yen
	March 31, 2006
	Carrying amounts	Fair value
Due within 1 year	¥49,985	¥49,985
Due after 1 year through 5 years	99,800	99,800
Due after 5 years through 10 years	—	—
Due after 10 years	—	—

Total	¥149,785	¥149,785

Actual maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations.

The aggregate fair value, gross unrealized holding gains and losses and cost by type of marketable security at March 31, 2006 and 2005 are as follows:

	Millions of yen
	March 31, 2006
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥52,784	¥47,685	¥311	¥100,158
Debt securities	150,290	—	505	149,785
Held-to-maturity:
Debt securities	—	—	—	—

	Millions of yen
	March 31, 2005
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥37,782	¥35,087	¥327	¥72,542
Debt securities	150,509	56	—	150,565
Held-to-maturity:
Debt securities	7	0	—	7

The proceeds and gross realized gains and losses from the sale of available-for-sale securities and other investments are as follows:

	Millions of yen
	Year ended March 31, 2006	Year ended March 31, 2005
Proceeds	¥14,902	¥27,046
Gross realized gains	40,454	17
Gross realized losses	—	(1,118)

Other investments include long-term investments in various privately held companies and restricted stocks. The aggregate carrying amounts of DoCoMo’s cost method investments included in other investments totaled ¥157,843 million and ¥15,954 million at March 31, 2006 and 2005, respectively.

6.	Employee benefits:

DoCoMo participates in a contributory defined benefit welfare pension plan sponsored by the NTT group. The number of DoCoMo’s employees covered by the contributory plan represented approximately 10.4% and 10.2% of the total members covered by such plan as of March 31, 2006 and 2005, respectively. The amount of expense allocated in DoCoMo’s consolidated statements of income and comprehensive income related to the contributory plan for the years ended March 31, 2006 and 2005 was ¥5,303 million and ¥5,719 million, respectively. The liability for employees’ benefits covered by such contributory plan was ¥32,674 million and ¥31,026 million as of March 31, 2006 and 2005, respectively. Such amounts were allocated by NTT and are based on actuarial calculations related to the covered employees of DoCoMo.

DoCoMo also sponsors non-contributory defined benefit pension plans covering substantially all employees. Based on the plans, employees whose services with DoCoMo are terminated are normally entitled to lump-sum severance payments and pension payments. The following tables present the non-contributory pension plans’ projected benefit obligations and fair value of plan assets at March 31, 2006 and 2005:

	Millions of yen
	March 31, 2006	March 31, 2005
Projected benefit obligation, end of year	¥188,856	¥179,392
Fair value of plan assets, end of year	79,266	64,770

Funded status	¥(109,590)	¥(114,622)

Unrecognized net losses	41,089	48,149
Unrecognized transition obligation	1,565	1,697
Unrecognized prior service cost	(21,682)	(23,597)

Net amount recognized	¥(88,618)	¥(88,373)

The following table provides the amounts recognized in DoCoMo’s consolidated balance sheets:

	Millions of yen
	March 31, 2006	March 31, 2005
Liability for employees’ retirement benefits	¥(102,837)	¥(107,648)
Prepaid pension cost	113	58
Intangible assets	122	669
Accumulated other comprehensive income	13,984	18,548

Net amount recognized	¥(88,618)	¥(88,373)

Liability for employees’ retirement benefits covered by the NTT group contributory defined benefit welfare pension plan	¥(32,674)	¥(31,026)

Total liability for employees’ retirement benefits	¥(135,511)	¥(138,674)

The charges to income for the non-contributory pension plans for the years ended March 31, 2006 and 2005 included the following components:

	Millions of yen
	Year ended March 31, 2006	Year ended March 31, 2005
Service cost	¥9,879	¥9,683
Interest cost on projected benefit obligation	3,493	3,358
Expected return on plan assets	(1,640)	(1,497)
Amortization of prior service cost	(1,861)	(1,815)
Amortization of actuarial loss	2,018	2,187
Amortization of transition obligation	132	89

Net pension cost	¥12,021	¥12,005

The assumptions used in determination of the non-contributory pension plans’ projected benefit obligations at March 31, 2006 and 2005 are as follows:

	March 31, 2006	March 31, 2005
Discount rate	2.0%	2.0%
Long-term rate of salary increases	2.1%	2.1%

The assumptions used in determination of the net pension costs for the years ended March 31, 2006 and 2005 are as follows:

	Year ended March 31, 2006	Year ended March 31, 2005
Discount rate	2.0%	2.0%
Long-term rate of salary increases	2.1%	2.1%
Long-term rate of return on funded assets	2.5%	2.5%

7.	Other footnotes to unaudited financial statements:

Share repurchase and retirement

On June 18, 2004, the shareholders’ meeting approved a stock repurchase plan under which DoCoMo could repurchase up to 2,500,000 shares at an aggregate amount not to exceed ¥600,000 million in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment. On June 21, 2005, the shareholders’ meeting also approved a stock repurchase plan under which DoCoMo may repurchase up to 2,200,000 shares at an aggregate amount not to exceed ¥400,000 million.

Also, DoCoMo repurchased its fractional shares.

Class, aggregate number and price of shares repurchased for the year ended March 31, 2006, were as follows:

Class of shares repurchased:	Shares of common stock of the Company

Aggregate number of shares repurchased:	1,797,981 shares (3.69% of the outstanding shares at the date of the general shareholders’ meeting held in 2005)

Aggregate price of shares repurchased:	¥300,078 million

Based on the resolution of the board of directors on March 28, 2006, DoCoMo retired 1,890,000 of its own shares (purchase price: ¥362,659 million).

Non-consolidated Financial Statements	April 28, 2006
For the Fiscal Year Ended March 31, 2006	[Japanese GAAP]

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Address of principal executive office:	Tokyo, Japan
(URL http://www.nttdocomo.co.jp/ )
Representative:	Masao Nakamura, Representative Director, President and Chief Executive Officer
Contact:	Masahiko Yamada, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Date of the meeting of the Board of Directors for approval of the non-consolidated financial statements:	April 28, 2006
Date of scheduled payment of dividends:	June 21, 2006
Adoption of the Unit Share System:	No
Interim dividends plan:	Yes
Date of the general meeting of shareholders for approval of the non-consolidated financial statements:	June 20, 2006

1. Non-consolidated Financial Results for the Fiscal Year Ended March 31, 2006 (April 1, 2005 - March 31, 2006)

(1) Non-consolidated Results of Operations Amounts are truncated to nearest 1 million yen.

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit
Year ended March 31, 2006	2,554,026	(0.7%)	379,017	(7.2%)	525,742	17.9%
Year ended March 31, 2005	2,571,211	(2.4%)	408,252	(22.6%)	445,952	(16.4%)

	Net Income		Earnings per Share	Diluted Earnings per Share	ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Recurring Profit to Total Assets)	Recurring Profit Margin (Ratio of Recurring Profit to Operating Revenues)
Year ended March 31, 2006	412,566	(18.0%)	9,115.17(yen)	—	17.7%	11.8%	20.6%
Year ended March 31, 2005	503,218	50.7%	10,613.51(yen)	—	21.5%	10.0%	17.3%

Notes:	1.	Weighted average number of shares outstanding:	For the year ended March 31, 2006:	45,250,031 shares
			For the year ended March 31, 2005:	47,401,154 shares

	2.	Change in accounting policy:	No

	3.	Percentages for operating revenues, operating income, recurring profit and net income in the above table represent year-on-year changes.

(2) Dividends	(Yen, except Total Dividends for the Year)
	Total Dividends per Share			Total Dividends for the Year	Payout Ratio	Ratio of Dividends to Shareholders’ Equity
		Interim Dividends per Share	Year-End Dividends per Share
Year ended March 31, 2006	4,000.00	2,000.00	2,000.00	178,165(million yen)	43.9%	7.7%
Year ended March 31, 2005	2,000.00	1,000.00	1,000.00	93,010(million yen)	18.8%	4.0%

(3) Non-consolidated Financial Position	(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
March 31, 2006	4,515,663	2,323,036	51.4%	52,230.97(yen)
March 31, 2005	4,419,525	2,336,614	52.9%	50,494.41(yen)

Notes:	Number of shares outstanding at end of year:	March 31, 2006:	44,474,227 shares	March 31, 2005:	46,272,208 shares
	Number of treasury shares:	March 31, 2006:	2,335,772 shares	March 31, 2005:	2,427,792 shares

2. Non-consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

	(Millions of yen, except per share amounts)
	Operating Revenues	Recurring Profit	Net Income	Total Dividends per Share
				Interim Dividends per Share	Year-End Dividends per Share
Year ending March 31, 2007	2,608,000	688,000	545,000	2,000(yen)	2,000(yen)	4,000(yen)

(Reference) Expected Earnings per Share: 12,254.29 yen

Note:	With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 10.

<< Non-consolidated Financial Statements >>

1.	Non-consolidated Balance Sheets

	Millions of yen
	(UNAUDITED) March 31, 2006		March 31, 2005		Increase (Decrease)
ASSETS
Non-current assets:
Non-current assets for telecommunication businesses
Property, plant and equipment	¥1,108,407		¥1,128,130		¥(19,723)
Machinery and equipment	440,939		463,752		(22,812)
Antenna facilities	139,329		135,135		4,193
Satellite mobile communications facilities	5,945		7,681		(1,736)
Telecommunications line facilities	1,572		1,089		483
Pipe and hand holes	1,636		1,238		397
Buildings	226,617		237,006		(10,388)
Structures	20,338		19,790		548
Other machinery and equipment	8,564		11,277		(2,712)
Vehicles	201		288		(86)
Tools, furniture and fixtures	112,299		124,000		(11,701)
Land	101,030		101,152		(122)
Construction in progress	49,931		25,717		24,213
Intangible assets	495,466		478,658		16,807
Rights to use utility facilities	1,713		1,311		401
Computer software	426,910		420,374		6,535
Patents	25		150		(125)
Leasehold rights	4,276		3,607		669
Other intangible assets	62,540		53,214		9,326
Total non-current assets for telecommunication businesses	1,603,873		1,606,788		(2,915)
Investment and other assets
Investment securities	360,242		222,576		137,666
Investment in affiliated companies	660,310		591,070		69,240
Long-term prepaid expenses	3,695		2,510		1,184
Deferred tax assets	113,460		114,899		(1,439)
Long-term bailment	100,000		—		100,000
Other investments and other assets	38,951		37,750		1,201
Allowance for doubtful accounts	(237)		(189)		(47)
Total investment and other assets	1,276,423		968,617		307,805

Total non-current assets	2,880,296	63.8%	2,575,406	58.3%	304,890

Current assets:
Cash and bank deposits	780,558		981,159		(200,600)
Notes receivable	25		6		18
Accounts receivable, trade	331,924		347,877		(15,953)
Accounts receivable, other	267,443		323,287		(55,843)
Securities	49,985		—		49,985
Inventories and supplies	135,309		84,065		51,243
Advances	1,774		3,722		(1,947)
Prepaid expenses	7,088		5,440		1,647
Deferred tax assets	41,356		82,628		(41,272)
Short-term loans	—		20,750		(20,750)
Other current assets	25,578		2,405		23,172
Allowance for doubtful accounts	(5,678)		(7,226)		1,548

Total current assets	1,635,366	36.2%	1,844,118	41.7%	(208,751)

Total assets	¥4,515,663	100.0%	¥4,419,525	100.0%	¥96,138

	Millions of yen
	(UNAUDITED) March 31, 2006		March 31, 2005		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Bonds	¥486,685		¥615,885		¥(129,200)
Long-term borrowings	114,000		175,000		(61,000)
Liability for employees’ retirement benefits	56,975		60,889		(3,914)
Reserve for directors’ and corporate auditors’ retirement benefits	373		495		(122)
Reserve for point loyalty programs	44,406		36,024		8,381
Provision for loss on PHS business	2,435		20,355		(17,920)
Other long-term liabilities	3,558		19,197		(15,639)

Total long-term liabilities	708,433	15.7%	927,848	21.0%	(219,415)

Current liabilities:
Current portion of long-term borrowings	190,200		136,000		54,200
Accounts payable, trade	356,051		272,813		83,237
Accounts payable, other	246,962		223,324		23,637
Accrued expenses	6,384		6,074		309
Accrued taxes on income	47,932		920		47,011
Advances received	13,714		10,298		3,415
Deposits received	581,828		458,935		122,893
Other current liabilities	41,119		46,694		(5,574)

Total current liabilities	1,484,193	32.9%	1,155,061	26.1%	329,131

Total liabilities	¥2,192,627	48.6%	¥2,082,910	47.1%	¥109,716

SHAREHOLDERS’ EQUITY
Common stock	¥949,679	21.0%	¥949,679	21.5%	¥—
Capital surplus
Additional paid-in capital	292,385		292,385		—
Other paid-in capital	971,190		971,190		—
Total capital surplus	1,263,575	28.0%	1,263,575	28.6%	—
Earned surplus
Legal reserve	4,099		4,099		—
Voluntary reserve	372,862		367,925		4,937
Unappropriated retained earnings	155,060		245,706		(90,645)
Total earned surplus	532,023	11.8%	617,732	14.0%	(85,708)
Net unrealized holding gains on securities	25,952	0.5%	16,403	0.4%	9,549
Treasury stock	(448,195)	(9.9%)	(510,776)	(11.6%)	62,580

Total shareholders’ equity	¥2,323,036	51.4%	¥2,336,614	52.9%	¥(13,577)

Total liabilities and shareholders’ equity	¥4,515,663	100.0%	¥4,419,525	100.0%	¥96,138

2.	Non-consolidated Statements of Income

	Millions of yen
	(UNAUDITED) Year ended March 31, 2006		Year ended March 31, 2005		Increase (Decrease)
Recurring profits and losses:
Operating revenues and expenses
Telecommunication businesses
Operating revenues	¥2,020,226	79.1%	¥2,034,124	79.1%	¥(13,898)
Voice transmission services	1,290,626		1,329,689		(39,062)
Data transmission services	480,951		454,773		26,177
Other	248,648		249,661		(1,013)
Operating expenses	1,651,354	64.7%	1,634,338	63.6%	17,016
Business expenses	995,808		982,284		13,524
Administrative expenses	50,947		55,790		(4,842)
Depreciation	398,569		376,939		21,629
Loss on disposal of property, plant and equipment and intangible assets	22,086		28,162		(6,075)
Communication network charges	166,434		175,909		(9,474)
Taxes and public dues	17,507		15,252		2,254
Operating income from telecommunication businesses	368,871	14.4%	399,786	15.5%	(30,914)
Supplementary businesses
Operating revenues	533,800	20.9%	537,086	20.9%	(3,286)
Operating expenses	523,654	20.5%	528,620	20.5%	(4,965)
Operating income from supplementary businesses	10,145	0.4%	8,466	0.4%	1,679

Total operating income	¥379,017	14.8%	¥408,252	15.9%	¥(29,235)

Non-Operating revenues and expenses
Non-operating revenues	178,926	7.0%	55,798	2.1%	123,127
Interest income and discounts	4,265		1,822		2,442
Interest income-securities	230		42		188
Dividend income	156,431		43,605		112,825
Foreign exchange gains	—		3,888		(3,888)
Lease and rental income	—		1,719		(1,719)
Miscellaneous income	17,999		4,720		13,278
Non-operating expenses	32,201	1.2%	18,099	0.7%	14,102
Interest expense and discounts	1,914		2,154		(239)
Interest expense-bonds	5,877		6,624		(746)
Loss on write-off of inventories	22,418		6,117		16,301
Impairment of investment securities	—		694		(694)
Miscellaneous expenses	1,990		2,509		(518)

Recurring profit	¥525,742	20.6%	¥445,952	17.3%	¥79,790

Special profits and losses:
Special profits	—	—	431,700	16.8%	(431,700)
Gain on liquidation of a subsidiary	—		431,700		(431,700)
Special losses	—	—	36,323	1.4%	(36,323)
Provision for loss on PHS business	—		20,355		(20,355)
Write-downs of investments in affiliated companies	—		15,967		(15,967)
Income before income taxes	525,742	20.6%	841,329	32.7%	(315,586)
Income taxes-current	77,000	3.0%	61	0.0%	76,938
Income taxes-deferred	36,176	1.4%	338,049	13.1%	(301,872)

Net income	¥412,566	16.2%	¥503,218	19.6%	¥(90,652)

Retained earnings brought forward	194,371		100,596		93,774
Retirement of treasury stock	362,658		311,371		51,287
Interim dividends	89,217		46,737		42,479
Unappropriated retained earnings	¥155,060		¥245,706		¥(90,645)

Note:	The denominator used to calculate the percentage figures is the aggregate amount of operating revenues from telecommunication businesses and supplementary businesses.

3.	Proposal for Appropriation of Retained Earnings

	Millions of yen
	Year ended March 31, 2006		Year ended March 31, 2005
Unappropriated retained earnings	¥155,060		¥245,706

Reversal of appropriation for accelerated depreciation on tax	4,876		2,981
Sub-total	159,937		248,688

The above shall be appropriated as follows:
Cash dividends	88,948		46,272
	[¥2,000 per share	]	[¥1,000 per share	]
Bonuses to directors and corporate auditors	104		126

[(including) Bonuses to corporate auditors]	[19	]	[23	]

Appropriation for accelerated depreciation on tax	6,502		7,918

Retained earnings carried forward	¥64,382		¥194,371

Notes:

•	On November 22, 2005, DoCoMo paid ¥89,217 million (¥2,000 per share) as an interim dividend.
•	Appropriation for accelerated depreciation on tax is based on the Special Taxation Measures Law of Japan.

Accounting Basis for the Non-Consolidated Financial Statements

Basis of Presentation:

The accompanying unaudited non-consolidated financial statements of NTT DoCoMo, Inc. (“the Company”) have been prepared in accordance with accounting principles generally accepted in Japan.

1.	Depreciation and amortization of non-current assets

(1)	Property, plant and equipment

Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on a straight-line basis.

(2)	Intangible assets

Intangible assets are amortized on a straight-line basis.

Internal use software is amortized over the estimated useful lives (5 years or less) on a straight-line basis.

2.	Valuation of securities

(1)	Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving average method.

(2)	Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the fiscal year with unrealized holding gains and losses, net of applicable deferred tax assets/liabilities. The unrealized gains and losses are not reflected in earnings, but directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving-average method with the exception of the cost of debt securities sold, which are determined by the first-in, first-out method.

(3)	Available-for-sale securities whose fair value is not readily determinable are stated at moving-average cost.

3.	Derivative instruments

Derivative instruments are stated at fair value as of the end of the fiscal year.

4.	Inventories

Inventories are stated at cost. The cost of terminal equipment to be sold is determined by the first-in, first-out method. The cost of other inventories is determined by the specific identification method.

5.	Foreign currency translation

Foreign currency monetary assets and liabilities are translated into Japanese yen at the current spot rate at the end of the fiscal year and the resulting translation gains or losses are included in net income.

6.	Allowance for doubtful accounts, liability for employees’ retirement benefits, reserve for directors’ and corporate auditors’ retirement benefits, reserve for point loyalty programs and provision for loss on PHS business

(1)	Allowance for doubtful accounts

The Company provides for doubtful accounts principally in an amount computed based on the historical bad debt ratio during a certain reference period plus the estimated uncollectable amount based on the analysis of certain individual accounts, including claims in bankruptcy.

(2)	Liability for employees’ retirement benefits

In order to provide for employees’ retirement benefits, the Company accrues the liability as of the end of the fiscal year in an amount calculated based on the estimated projected benefit obligation and plan assets at the end of the fiscal year.

Actuarial losses (gains) are recognized as incurred at the end of the fiscal year.

Prior service cost is amortized on a straight-line basis over the average remaining service periods of employees at the time of recognition.

(Change in Accounting Policy)

Effective from the year ended March 31, 2006, the Company adopted “Amendment of Accounting Standards for Retirement Benefits” (Accounting Standard No. 3, which was issued on March 16, 2005) and “Application Guidance on Amendment of Accounting Standards for Retirement Benefits” (Accounting Standard Application Guidance No. 7, which was issued on March 16, 2005). As a result of the adoption, operating income, recurring profit and income before income taxes increased by ¥3,653 million compared with those accounted for under the previous method for the year ended March 31, 2006.

(3)	Reserve for directors’ and corporate auditors’ retirement benefits

The Company allocates the amount necessary for payment as of the end of the fiscal year based on our internal regulations, so as to prepare for the payment of retirement benefits to directors and corporate auditors.

(4)	Reserve for point loyalty programs

The costs of awards under the point loyalty programs called “DoCoMo Point Service” and “DoCoMo Premium Club” that are reasonably estimated to be redeemed by the customers in the future based on historical data are accounted for as reserve for point loyalty programs.

(5)	Provision for loss on PHS business

In order to provide for the loss resulting from PHS business, the Company makes necessary provision for the estimated future loss.

7.	Leases

Finance leases other than those deemed to transfer ownership of properties to lessees are not capitalized and are accounted for in a similar manner as operating leases.

8.	Hedge accounting

(1)	Hedge accounting

Japanese GAAP provides for two general accounting methods for hedging financial instruments. One method is to recognize the changes in fair value of a hedging instrument in net income in the period of the change as gain or loss together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The other method is to defer the gain or loss over the period of the hedging contract together with offsetting loss or gain deferral of the hedged items. The Company has adopted the latter accounting method.

However, when an interest rate swap contract meets certain conditions, the net amount to be paid or received under the contract is added to or deducted from the interest on the hedged items.

In addition, when a foreign currency swap contract meets certain conditions, it is accounted for in the following manner:

(i)	The difference between the Japanese yen nominal amounts of the foreign currency swap contract translated using the spot rate at the transaction date of the hedged item and the spot rate at the date of inception of the contract, if any, is recognized in the non-consolidated statement of income in the period which includes the inception date of the contract; and

(ii)	The discount or premium on the contract (for instance, the difference between the Japanese yen amounts of the contract translated using the contracted forward rate and the spot rate at the date of inception of the contract) is recognized over the term of the contract.

(2)	Hedging instruments and hedged items

Hedging instruments:	Hedged items:
Interest rate swap contracts	Corporate bonds
Foreign currency swap contracts	Bonds in foreign currency

(3)	Hedging policy

The Company uses financial instruments to hedge risks such as market fluctuation risks in accordance with its internal policies and procedures.

(4)	Assessment method of hedge effectiveness

The Company periodically evaluates hedge effectiveness by comparing cumulative changes in cash flows from hedged items or changes in fair value of hedged items, and the corresponding changes in the hedging instruments. However, the Company automatically assumes that the hedge will be highly effective at achieving offsetting changes in cash flows or in fair value for any transaction where important terms and conditions are identical between hedging instruments and hedged items.

9.	Consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

Change in Accounting Policy

Accounting standards for impairment of long-lived assets

Effective from the year ended March 31, 2006, the Company adopted the accounting standards for impairment of long-lived assets, “Statement of Opinion on Establishment of Accounting Standards for Impairment of Long-lived Assets” (issued by Business Accounting Council on August 9, 2002) and “Application Guidance on Accounting Standards for Impairment of Long-lived Assets” (Accounting Standard Application Guidance No. 6, which was issued on October 31, 2003). The adoption of these standards had no impact on income before income taxes for the year ended March 31, 2006.

The accumulated impairment losses were directly deducted from the amounts of related assets.

Changes in Presentation

(Non-consolidated Balance Sheets)

“Short-term loans,” which was individually stated in the non-consolidated balance sheets as of March 31, 2005, was immaterial in the amount and included in “Other current assets” as of March 31, 2006.

The amount of short-term loans, which was included in “Other current assets,” was ¥4,000 million as of March 31, 2006.

(Non-consolidated Statements of Income)

“Foreign exchange gains” and “Lease and rental income,” which were individually stated in the non-consolidated statements of income for the year ended March 31, 2005, were immaterial in the amounts and included in “Miscellaneous income” for the year ended March 31, 2006.

The amount of foreign exchange gains and lease and rental income, which was included in “Miscellaneous income,” was ¥5,914 million and ¥1,834 million for the year ended March 31, 2006, respectively.

“Impairment of investment securities,” which was individually stated in the non-consolidated statements of income for the year ended March 31, 2005, was immaterial in the amount and included in “Miscellaneous expenses” for the year ended March 31, 2006.

The amount of impairment of investment securities, which was included in “Miscellaneous expenses,” was ¥246 million for the year ended March 31, 2006.

Notes to Non-consolidated Balance Sheets:

1.	Non-current assets for telecommunication businesses include those used in supplementary businesses, because these amounts are not significant.

2.	Accumulated depreciation of property, plant and equipment

	Millions of yen
	March 31, 2006	March 31, 2005
Accumulated depreciation	¥1,603,315	¥1,448,357

3.	Assets or liabilities due from or to subsidiaries and affiliates, the amounts of which exceed one percent of total assets or total liabilities and shareholders’ equity of the Company, are as follows:

	Millions of yen
	March 31, 2006	March 31, 2005
Accounts receivable, trade	¥82,978	¥81,509
Accounts receivable, other	241,594	198,426
Accounts payable, other	66,123	53,423
Deposits receive	581,182	456,562

4.	Common stock

	Shares
	March 31, 2006	March 31, 2005
Authorized	188,130,000	190,020,000
Issued	46,810,000	48,700,000

As a result of the retirement of treasury stock, authorized common stock and issued common stock both decreased by 1,890,000 from March 31, 2005 to March 31, 2006.

5.	Share repurchase

The treasury stock the Company had at March 31, 2006 and 2005 amounted to 2,335,772.84 shares and 2,427,792.17 shares, respectively.

6.	Net unrealized holding gains on marketable securities as of March 31, 2006 and 2005 as stipulated in Paragraph 3 of Article 124 of the Enforce Regulations of the Commercial Code of Japan was ¥25,952 million and ¥16,403 million, respectively.

7.	Guarantee

The Company provides a counter indemnity of a performance guarantee up to HK$24,099 thousand (¥364 million) guaranteeing performance by Hutchison Telephone Company Limited, an affiliate of the Company, with respect to certain contracts or obligations owed to its governmental authorities in relation to its business. The Company had HK$488 thousand (¥7 million) and HK$919 thousand indemnity outstanding as of March 31, 2006 and 2005, respectively.

Notes to Non-consolidated Statements of Income:

1.	The total amounts of research and development expenses included in operating expenses of telecommunication businesses and supplementary businesses are as follows:

Year ended March 31, 2006	¥ 109,270 million	Year ended March 31, 2005	¥ 101,560 million

2.	Non-operating revenues from affiliated companies, the amounts of which exceed ten percent of total non-operating revenues of the Company, are as follows:

	Millions of yen
	Year ended March 31, 2006	Year ended March 31, 2005
Dividends received from affiliated companies	¥152,006	¥42,967

3.	Impairment loss

The Company recorded an impairment loss on the following asset group for the year ended March 31, 2006.

(1) Place:	Operating area of the Company (Kanto Koshinetsu region*)
(2) Purpose of use:	PHS related assets
(3) Types of assets:	Machinery and equipment, antenna facilities and intangible assets such as telecommunication software

The Company groups Mobile phone business and PHS business as major minimal units which are individual sources of cash flows.

As the Company determined to terminate PHS services during the three months ending December 31, 2007 and estimated that future cash flows from the PHS business would be negative, the Company wrote-down the entire carrying value of its long-lived assets related to the PHS business, resulting in an impairment loss of ¥19,749 million for the year ended March 31, 2006.

The impairment loss consists of machinery and equipment of ¥12,647 million, antenna facilities of ¥2,320 million, intangible assets such as telecommunication software of ¥3,601 million and other assets of ¥1,180 million.

Because the amount of the impairment loss equaled to the amount of income from the reversal of “Provision for loss on PHS business” on long-lived assets, the amounts were netted and the Company did not present an impairment loss on the non-consolidated statements of income for the year ended March 31, 2006.

As a result, the impairment had no impact on income before income taxes for the year ended March 31, 2006 on the non-consolidated statements of income.

*	Kanto Koshinetsu region consists of Tokyo, Kanagawa, Chiba, Saitama, Ibaraki, Tochigi, Gunma, Yamanashi, Nagano and Niigata.

Marketable Securities:

For the years ended March 31, 2006 and 2005, there were no subsidiaries’ and affiliates’ shares directly owned by the Company that had readily determinable market value.

Income tax accounting:

1.	Significant components of deferred tax assets and liabilities at March 31, 2006 and 2005 are as follows:

Millions of yen
March 31, 2006
Deferred tax assets:
Write-down of investments in affiliated companies	¥78,076
Liability for employees’ retirement benefits	22,366
Depreciation and amortization	22,207
Reserve for point loyalty programs	18,042
“Nikagetsu Kurikoshi” service	14,887
Write-off of inventories	9,498
Accrued enterprise tax	9,060
Other	15,657

Subtotal gross deferred tax assets	¥189,795
Less valuation allowance	(5,934)

Total gross deferred tax assets	¥183,861

Deferred tax liabilities:
Other securities due to differences in revaluation	¥(17,760)
Appropriation for accelerated depreciation on tax	(11,283)

Total gross deferred tax liabilities	¥(29,044)

Net deferred tax assets	¥154,816

Millions of yen
March 31, 2005
Deferred tax assets:
Write-down of investments in affiliated companies	¥78,629
Loss carryforwards	73,867
Liability for employees’ retirement benefits	23,766
Tax credit carryforwards	23,526
Depreciation and amortization	21,581
Reserve for point loyalty programs	14,636
“Nikagetsu Kurikoshi” service	10,402
Provision for loss on PHS business	8,270
Write-off of inventories	2,467
Other	5,449

Subtotal gross deferred tax assets	¥262,598
Less valuation allowance	(35,116)

Total gross deferred tax assets	¥227,481

Deferred tax liabilities:
Other securities due to differences in revaluation	¥(11,225)
Appropriation for accelerated depreciation on tax	(10,171)
Enterprise tax refunds receivable	(8,556)

Total gross deferred tax liabilities	¥(29,953)

Net deferred tax assets	¥197,528

2.      Significant components of the difference between the statutory income tax rate and the effective income tax rate for the year ended March 31, 2006 were as follows:

March 31, 2006
Statutory income tax rate	40.6%
Adjustment:
Income not taxable, such as dividends received	(11.8%)
Decrease in valuation allowance	(5.6%)
Tax credits concerning research and development	(1.0%)
Tax credits concerning IT investment promotion tax system	(0.8%)
Other	0.1%

Effective income tax rate	21.5%

The Company omitted to state the components of the difference between the statutory income tax rate and the effective income tax rate for the year ended March 31, 2005, because the difference was less than 5% of the statutory income tax rate and was immaterial.

<< Change of Board of Directors>>

The change of the board of directors, if any, will be decided at the board meeting to be held in May 2006, which is planned to be made public thereafter.

(APPENDIX 1)

Operation Data for FY2005

		[Ref.] Fiscal 2004 (Ended Mar. 31, 2005) Full-year result	Fiscal 2005 (Ended Mar. 31, 2006) Full-year result	[Ref.] First Quarter (Apr.-Jun. 2005) Results	[Ref.] Second Quarter (Jul.-Sep. 2005) Results	[Ref.] Third Quarter (Oct.-Dec. 2005) Results	Fourth Quarter (Jan.-Mar. 2006) Results	[Ref.] Fiscal 2006 (Ending Mar. 31, 2007) Full-year forecast
Cellular
Subscribers	thousands	48,825	51,144	49,430	49,904	50,366	51,144	52,900
FOMA	thousands	11,501	23,463	13,710	16,770	20,129	23,463	35,000
mova	thousands	37,324	27,680	35,719	33,134	30,237	27,680	17,900
Market share (1) (2)%		56.1	55.7	56.1	56.0	55.9	55.7	—
Net increase from previous period (2)	thousands	2,497	2,319	605	475	462	778	1,756
FOMA (2)	thousands	8,456	11,963	2,210	3,060	3,359	3,335	11,537
mova (2)	thousands	-5,959	-9,644	-1,605	-2,585	-2,897	-2,557	-9,780
Aggregate ARPU (FOMA+mova) (3)	yen/month/contract	7,200	6,910	6,940	7,050	6,920	6,720	6,690
Voice ARPU (4)	yen/month/contract	5,330	5,030	5,120	5,170	5,040	4,780	4,760
Packet ARPU	yen/month/contract	1,870	1,880	1,820	1,880	1,880	1,940	1,930
i-mode ARPU	yen/month/contract	1,870	1,870	1,810	1,870	1,860	1,920	1,910
ARPU generated purely from i-mode (FOMA+mova) (3)	yen/month/contract	2,060	2,040	1,990	2,050	2,030	2,090	2,070
Aggregate ARPU (FOMA) (3)	yen/month/contract	9,650	8,700	9,090	9,050	8,650	8,260	7,790
Voice ARPU (4)	yen/month/contract	6,380	5,680	5,990	5,970	5,660	5,330	5,090
Packet ARPU	yen/month/contract	3,270	3,020	3,100	3,080	2,990	2,930	2,700
i-mode ARPU	yen/month/contract	3,220	2,980	3,070	3,050	2,960	2,910	2,660
ARPU generated purely from i-mode (FOMA) (3)	yen/month/contract	3,260	3,040	3,110	3,100	3,020	2,970	2,740
Aggregate ARPU (mova) (3)	yen/month/contract	6,800	5,970	6,190	6,140	5,910	5,540	5,240
Voice ARPU (4)	yen/month/contract	5,160	4,680	4,820	4,810	4,680	4,370	4,320
i-mode ARPU	yen/month/contract	1,640	1,290	1,370	1,330	1,230	1,170	920
ARPU generated purely from i-mode (mova) (3)	yen/month/contract	1,850	1,460	1,550	1,510	1,400	1,340	1,080
MOU (FOMA+mova) (3) (5)	minute/month/contract	151	149	149	152	151	146	—
MOU (FOMA) (3) (5)	minute/month/contract	229	202	214	211	201	188	—
MOU (mova) (3) (5)	minute/month/contract	138	122	126	125	122	113	—
Churn Rate (2)%		1.01	0.77	0.80	0.81	0.72	0.75	—
i-mode
Subscribers	thousands	44,021	46,360	44,659	45,139	45,616	46,360	47,900
FOMA	thousands	11,353	22,914	13,514	16,464	19,715	22,914	—
i-appliTM compatible (6)	thousands	29,989	36,058	31,330	32,799	34,346	36,058	—
i-mode Subscription Rate (2)%		90.2	90.6	90.3	90.5	90.6	90.6	90.5
Net increase from previous period	thousands	2,944	2,339	638	481	477	744	1,540
i-Menu Sites (FOMA) (7)	sites	4,830	6,028	5,082	5,316	5,844	6,028	—
i-Menu Sites (mova) (7)	sites	4,594	5,043	4,681	4,799	4,995	5,043	—
Access Percentage by Content Category
Ringing tone/Screen	%	30	21	24	23	20	18	—
Game/Horoscope	%	22	24	22	21	25	26	—
Entertainment Information	%	24	27	27	27	27	28	—
Information	%	12	12	12	14	12	9	—
Database	%	4	5	5	5	5	6	—
Transaction	%	8	11	10	10	11	13	—
Independent Sites (8)	sites	85,013	93,507	87,372	89,367	91,137	93,507	—
Percentage of Packets Transmitted
Web	%	94	96	96	96	97	97	—
Mail	%	6	4	4	4	3	3	—
PHS
Subscribers	thousands	1,314	771	1,150	987	882	771	320
Market Share (1)%		29.4	16.4	25.7	22.0	19.3	16.4	—
Net increase from previous period	thousands	-278	-543	-164	-163	-105	-111	-451
ARPU (4)	yen/month/contract	3,360	3,280	3,320	3,290	3,270	3,230	—
MOU (5) (9)	minute/month/contract	82	72	74	71	70	68	—
Data transmission rate (time) (9)(10)%		74.7	76.2	75.8	75.9	76.5	77.2	—
Churn Rate	%	3.23	4.64	4.83	5.20	3.82	4.54	—
Others
Prepaid Subscribers (11)	thousands	76	53	68	61	57	53	—
Communication Module Services Subscribers (11)	thousands	544	665	582	609	634	665	990
FOMA Ubiquitous plan (12)	thousands	—	1	—	—	—	1	—
DoPa Single Service (13)	thousands	544	665	582	609	634	665	—

*	International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculation from the fiscal year ended Mar. 31, 2006, due to its growing contribution to total revenues.

[Notes associated with the above-mentioned change]

International service-related ARPU included in the ARPU results for FY2005 and forecasts for FY2006, are as below:

	FY2005 (Ended Mar. 31, 2006) Full-year results	First Quarter (Apr.-Jun. 2005) Results	Second Quarter (Jul.-Sep. 2005) Results	Third Quarter (Oct.-Dec. 2005) Results	Fourth Quarter (Jan.-Mar. 2006) Results	FY2006 (Ending Mar. 31, 2007) Full-year forecasts
Aggregate ARPU (FOMA+mova)	40 yen	30 yen	40 yen	40 yen	40 yen	60 yen
Aggregate ARPU (FOMA)	70 yen	60 yen	70 yen	70 yen	70 yen	80 yen
Aggregate ARPU (mova)	30 yen	20 yen	30 yen	30 yen	20 yen	40 yen

•	ARPU data in our reports prior to fiscal year 2005 do not include International service-related revenues. ARPU generated from International services, derived from the revenues thereof, for the relevant periods are as below:

FY2004 (Ended Mar. 31, 2005) Full-year result
Aggregate ARPU (FOMA+mova)	20 yen

*	Please refer to the attached sheet (P.43) for an explanation of the methods used to calculate ARPU, and the number of active subscribers used in calculating ARPU, MOU and Churn Rate.

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association.

(2)	Data are calculated including Communication Module Service subscribers.

(3)	Data are calculated excluding Communication Module Services-related revenues and Communication Module Services subscribers.

(4)	Inclusive of circuit-switched data communications.

(5)	MOU (Minutes of Usage): Average communication time per one month per one user

(6)	Sum of FOMA handsets and mova handsets.

(7)	The number of i-menu Sites charged per view are added to the existing number of i-menu Sites charged with fixed monthly fee.

(8)	Data on independent sites are from OH!NEW? by Digital Street Inc.

(9)	Not inclusive of data communication time via @FreeD service.

(10)	Percentage of data traffic to total outbound call time

(11)	Included in total cellular subscribers.

(12)	Included in FOMA subscribers.

(13)	Included in mova subscribers.

(APPENDIX 2)

ARPU Calculation Methods

1. ARPU (Average monthly revenue per unit)*1

i)	ARPU (FOMA + mova)

Aggregate ARPU (FOMA+mova)=Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

Voice ARPU (FOMA+mova) : Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

Packet ARPU (FOMA+mova) : {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges)+ i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)}/ No. of active cellular phone subscribers (FOMA+mova)

i-mode ARPU (FOMA+mova) *2 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

ARPU generated purely from i-mode (FOMA+mova) *3 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA+mova)

ii)	ARPU (FOMA)

Aggregate ARPU (FOMA)=Voice ARPU (FOMA) + Packet ARPU (FOMA)

Voice ARPU (FOMA) : Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA)

Packet ARPU (FOMA) : Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

i-mode ARPU*2 (FOMA) : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

ARPU generated purely from i-mode (FOMA) *3 : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA)

iii)	ARPU (mova)

Aggregate ARPU (mova)=Voice ARPU (mova) + i-mode ARPU (mova)

Voice ARPU (mova) : Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (mova)

i-mode ARPU (mova) *2 : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (mova)

ARPU generated purely from i-mode (mova) *3 : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (mova)

iv)	ARPU (PHS)

ARPU (PHS) : ARPU (PHS) Related Revenues (monthly charges, voice transmission charges) / No. of active PHS subscribers

2. Active Subscribers Calculation Methods

No. of active subscribers used in ARPU/MOU/Churn Rate calculations are sum of No. of active subscribers*4 for each month.

*1	Communication Module service subscribers and the revenues thereof are not included in the ARPU and MOU calculations.

*2	The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of cellular subscribers to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

*3	ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is calculated using only the number of active i-mode subscribers as a denominator.

*4	active subscribers = (No. of subscribers at the end of previous month + No. of subscribers at the end of current month) / 2

(APPENDIX 3)

Reconciliations of the Disclosed Non-GAAP Financial Measures to

the Most Directly Comparable GAAP Financial Measures

The reconciliations for the year ending March 31, 2007 (forecasts) are provided to the extent available without unreasonable efforts.

1. EBITDA and EBITDA margin

	Billions of yen
	Year ending March 31, 2007 (Forecasts)	Year ended March 31, 2006	Year ended March 31, 2005
a. EBITDA	¥1,601.0	¥1,606.8	¥1,625.7

Depreciation and amortization	(753.0)	(737.1)	(735.4)
Losses on sale or disposal of property, plant and equipment	(38.0)	(36.0)	(45.7)
Impairment loss	—	(1.1)	(60.4)

Operating income	810.0	832.6	784.2

Other income (expense)	5.0	119.7	504.1
Income taxes	(327.0)	(341.4)	(527.7)
Equity in net losses of affiliates	—	(0.4)	(12.9)
Minority interests in earnings of consolidated subsidiaries	—	(0.1)	(0.1)

b. Net income	488.0	610.5	747.6

c. Total operating revenues	4,838.0	4,765.9	4,844.6

EBITDA margin (=a/c)	33.1%	33.7%	33.6%
Net income margin (=b/c)	10.1%	12.8%	15.4%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2. ROCE after tax effect

	Billions of yen
	Year ending March 31, 2007 (Forecasts)	Year ended March 31, 2006	Year ended March 31, 2005
a. Operating income	¥810.0	¥832.6	¥784.2
b. Operating income after tax effect {=a*(1-effective tax rate)} (effective tax rate:40.9%)	478.7	492.1	463.4
c. Capital employed	4,902.7	4,850.4	4,826.4

ROCE before tax effect (=a/c)	16.5%	17.2%	16.2%
ROCE after tax effect (=b/c)	9.8%	10.1%	9.6%

Notes:	Capital employed =	Two period ends average of (Shareholders’ equity + Interest bearing liabilities) Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

3. Adjusted free cash flows

	Billions of yen
	Year ending March 31, 2007 (Forecasts)	Year ended March 31, 2006	Year ended March 31, 2005
Adjusted free cash flows	¥280.0	¥510.9	¥1,003.6

Irregular factors (1)	(220.0)	—	—
Changes of investments for cash management purposes (2)	—	149.0	(400.3)

Free cash flows	60.0	659.9	603.3

Net cash used in investing activities	(928.0)	(951.1)	(578.3)
Net cash provided by operating activities	988.0	1,610.9	1,181.6

Note:	(1)	Irregular factors represent the effects of uncollected revenues due to a bank holiday at the end of the fiscal year.
	(2)	Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. Changes in investments for cash management purposes for the year ending March 31, 2007 is not forecasted due to difficulties in forecasting the effect.

4. Market equity ratio

	Billions of yen
	Year ending March 31, 2007 (Forecasts)	Year ended March 31, 2006	Year ended March 31, 2005
a. Shareholders’ equity	—	¥4,052.0	¥3,907.9
b. Market value of total share capital	—	8,144.9	8,766.0
c. Total assets	—	6,365.3	6,136.5

Equity ratio (=a/c)	—	63.7%	63.7%
Market equity ratio (=b/c)	—	128.0%	142.8%

Note:	Market equity ratio for the year ending March 31, 2007 is not forecasted because it is difficult to estimate the market value of total share capital in the future.

(APPENDIX 4)

Summary of the Company and Regional Subsidiaries (Japanese GAAP)

	Billions of yen
	Operating revenues	Operating income	Recurring profit	Net income
NTT DoCoMo Hokkaido, Inc.	¥219.9	¥27.9	¥28.1	¥16.7
NTT DoCoMo Tohoku, Inc.	353.0	54.8	55.0	32.8
NTT DoCoMo, Inc.	2,554.0	379.0	525.7	412.5
NTT DoCoMo Tokai, Inc.	592.3	88.7	89.0	53.2
NTT DoCoMo Hokuriku, Inc.	118.0	14.6	14.7	8.7
NTT DoCoMo Kansai, Inc.	867.6	128.8	127.9	75.8
NTT DoCoMo Chugoku, Inc.	303.3	48.8	49.2	29.3
NTT DoCoMo Shikoku, Inc.	173.5	23.0	22.9	13.6
NTT DoCoMo Kyushu, Inc.	609.5	84.6	85.1	50.6

NTT DoCoMo, Inc. Results for the Fiscal Year Ended March 31, 2006 April 28, 2006 Copyright (C) 2006 NTT DoCoMo, Inc. All rights reserved.

/37
1
Results for FY2005
2005|APRIL to 2006|MARCH
1
SLIDE No.
The forecasts presented herein are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the
U.S. Securities Act of 1934.  Statements made in this presentation with respect to DoCoMo’s plans, objectives, projected financials, operational figures, beliefs and other statements that are not historical facts are forward-looking statements about the future performance of DoCoMo which are based on management’s expectations, assumptions, estimates, projections and beliefs in light of information currently available to it.  These forward-looking statements, such as statements regarding the introduction of new products and services or termination or suspension of existing services, financial and operational forecasts, dividend payments, the growth of the Japanese cellular market and the ubiquitous services market, the growth of data usage, the growth of DoCoMo’s cellular phone business, the migration of users to DoCoMo’s 3G services and associated improvements in 3G services, improvements in 3G and 2G coverage area, the potential for growth in the Japanese credit card business and DoCoMo’s credit business, and management goals are subject to various risks and uncertainties that could cause actual results to be materially different from and worse than as described in the forward-looking statements. Potential risks and uncertainties include, without limitation, as competition in the market is expected to become more fierce due to changes in the business environment caused by the introduction of mobile number portability and new market entrants, competition from other cellular service providers or other technologies could limit our acquisition of new subscribers, retention of existing subscribers and average revenue per unit (ARPU), or may lead to an increase in our costs and expenses; the new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth; the introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group may adversely affect our financial condition and results of operations; limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction; the W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers; our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect; as electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects, or missing of handsets or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations; social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image; inadequate handling of subscriber information by our corporate group or contractors may adversely affect our credibility or corporate image; owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others; earthquakes, power shortages, malfunctioning of equipment, and software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image; concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations; our parent, NTT, could exercise influence that may not be in the interests of our other shareholders.
Further information about the factors that could affect the company’s results is included in “Item 3.D: Risk Factors” of its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 27, 2005, which is available in the investor relations section of the company’s web page at
www.nttdocomo.com and also at the SEC’s web site at www.sec.gov.
Forward-Looking Statements

FY2005 Results Highlights and
Prospects for FY2006
************************************************
****
****
****
****
****
****
****
****
****
****
****
****
****
****
****
****
****
******************************************************
***
*
*
*
*
*
*
*
*

/37
3
Results for FY2005
2005|APRIL to 2006|MARCH
3
SLIDE No.
FY2005 Results Highlights and FY2006 Results Forecasts
US GAAP
Consolidated financial statements in this document are unaudited.
Adjusted Free Cash Flows exclude the effects of irregular factors and changes in investments for cash management purposes.
- Irregular Factors represent the effects of uncollected revenues due to bank holidays at the end of the fiscal year ended March 31, 2006 and 2005.
- Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months
* For an explanation of these numbers, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 37 and the IR page of our web site, www.nttdocomo.co.jp.
-49.1%
+0.1
points
-1.2%
-18.3%
-26.1%
+6.2%
+0.3%
-1.6%
Changes
(1) (2)
-0.6 points
33.1 33.7 33.6
EBITDA Margin
(%) *
-45.2% 280.0 510.9 1,003.6
Adjusted Free Cash Flows
(Billions of yen) *
+0.4% 4,176.0 4,158.1 4,147.0
Cellular Services Revenues
(Billions of yen)
Changes
(2) (3)
2007/3 E
(Full Year) (3)
2006/3
(Full Year) (2)
2005/3
(Full Year) (1)
1,601.0
488.0
815.0
810.0
4,838.0
-14.4% 952.3 1,288.2
Income before income taxes
(Billions of yen)
-2.7% 832.6 784.2
Operating Income
(Billions of yen)
+1.5% 4,765.9 4,844.6
Operating Revenues
(Billions of yen)
-0.4% 1,606.8 1,625.7
EBITDA
(Billions of yen) *
-20.1% 610.5 747.6
Net Income
(Billions of yen)

/37
4
Results for FY2005
2005|APRIL to 2006|MARCH
4
SLIDE No. FY2005 Financial Results Highlights
Operating Income:
Grew to 832.6 billion yen, up 48.5 billion yen year-on-year
(Forecast: 830 billion yen)
Operating Revenues:
Decreased 78.7 billion yen year-on-year
- Cellular services revenues increased 11.2 billion yen
- Equipment sales revenues decreased 78.1 billion yen,
due mainly to a reduction in no. of handsets sold
Operating Expenses:
Down 127.2 billion yen year-on-year
- Equipment sales-related expenses* decreased 68 billion
yen, due mainly to a reduction in no. of handsets sold
- Negative impact of 60.4 billion yen from write-off of
PHS assets incurred in FY2004
* Equipment sales-related expenses = Cost of equipment + Distributor commissions

/37
5
Results for FY2005
2005|APRIL to 2006|MARCH
5
SLIDE No. FY2006 Results Forecast Highlights
Operating Income:
810 billion yen (down 23 billion YOY)
Operating Revenues:
4,838 billion yen (up 72 billion YOY)
- Cellular services revenues expected to increase by approx. 18 billion yen, due mainly to subscriber growth offsetting decline in ARPU resulting from rate reductions.
- Equipment sales revenues projected to increase by approx. 57 billion yen, due to growth in total no. of handsets sold, and increase in FOMA’s percentage to total handset sales.
Operating Expenses:
4,028 billion yen (up 95 billion YOY)
- Equipment sales-related expenses projected to increase by approx.
58 billion yen, due to growth in no. of handsets sold, and increase in
FOMA’s percentage to total handset sales.
- Depreciation & amortization expected to increase by approx. 16 billion yen, due to FOMA coverage expansion, etc.
(Billions of yen)
4,765.9
4,838.0
3,933.2
4,028.0
832.6
810.0
0
1,000
2,000
3,000
4,000
5,000
06/3
(Full year)
07/3(
Full year E)
06/3
(Full year)
07/3(Full year E)
06/3
(Full year)
07/3
(Full year E)
Operating Revenues
Operating Expenses
Operating Income

/37
6
Results for FY2005
2005|APRIL to 2006|MARCH
6
SLIDE No.
0.50
0.60
0.70
0.80
0.90
1.00
1.10
1.20
1.30
1.40
03/4-6(1Q) 7-9(2Q) 10-12(3Q) 04/1-3(4Q) 04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q)
Lower Churn Rate
Down
0.21
points
Successfully maintained churn rate low, at 0.75% in FY2005/4Q
Inclusive of Communication Module Service subscribers
(%)
FY2003 FY2004 FY2005
Full-year churn rate: 1.21%
Full-year churn rate: 1.01%
Full-year churn rate: 0.77%
0.75
0.96

/37
7
Results for FY2005
2005|APRIL to 2006|MARCH
7
SLIDE No.
Monthly Market Share of Net Additions
-40.0
-20.0
0.0
20.0
40.0
60.0
80.0
03/4 5 6 7 8 9 10 11 1204/1 2 3 4 5 6 7 8 9 10 11 1205/1 2 3 4 5 6 7 8 9 10 11 12 1 2 3
(%)
KDDI(au+TU-KA)
Vodafone
Source of data used in calculation : Telecommunications Carriers Association (TCA)
FY2003
FY2004 FY2005
DoCoMo
acquired No.1
market share of net additions in
FY2005 at 48.4%
Market share of
net adds in FY2005: 48.4%

/37
8
Results for FY2005
2005|APRIL to 2006|MARCH
8
SLIDE No.
Subscriber Migration from mova to FOMA
0
10
20
30
40
50
60
03/3 03/6 03/9 03/12 04/3 04/6 04/9 04/12 05/3 05/6 05/9 05/12 06/3 07/3 ( E )
(million subscribers)
mova
51.14
No. of FOMA subs: 23.46 million (45.9% of total cellular subs) as of 06/3/31 projected 35 million (66.2% of total cellular subs) as of 07/3/31
52.9
Inclusive of Communication Module Service subscribers
Numbers in parentheses indicate percentage of FOMA subscribers to total cellular subscribers
Migration to
FOMA is
expected to peak
FY2005:
+11.96 million
FY2006(E):
+11.54 million
FY2006
(E)
FY2005
FOMA is
2/3
of total
35.0
(66.2%)
23.46
(45.9%)
3.05
(6.6%)
0.33
(0.7%)
11.50
(23.6%)

/37
9
Results for FY2005
2005|APRIL to 2006|MARCH
9
SLIDE No.
0
20
40
60
80
100
120
140
160
-7.0
-6.0
-5.0
-4.0
-3.0
-2.0
-1.0
0.0
1.0
MOU
(
Left axis
) 152 155 153 145 149 152 151 146
Year-on-year decline in MOU (%) (right axis)
-6.2 -3.7 -4.4 -5.8 -2.0 -1.9 -1.3 0.7
04/4-6(1Q) 04/7-9(2Q) 04/10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 05/7-9(2Q) 05/10-12(3Q) 06/1-3(4Q)
(%) (Minutes)
Cellular (FOMA+mova) MOU
For an explanation of MOU, see Slide 36 of this document, “Definition and Calculation Methods of MOU and ARPU”.
- Year-on-year decline in MOU has shown a constant slowdown in FY2005
- MOU for FY2005/4Q  recovered to a level comparable to FY2004/4Q
Full-year MOU: 151 min
(Down 5.0% YOY)
Full-year MOU: 149 min
(Down 1.3% YOY)

/37
10
Results for FY2005
2005|APRIL to 2006|MARCH
10
SLIDE No.
(%)
(Yen)
7,400
7,340
7,170
6,920
6,940
6,910
Cellular (FOMA+mova) ARPU
International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculations from the fiscal year ended Mar. 31, 2006, in view of their growing contributions to total revenues.
For an explanation of ARPU, see Slide 36 of this document, “Definition and Calculation Methods of MOU and ARPU”.
7,050
6,920
6,690
- Year-on-year decline in aggregate ARPU has slowed constantly in FY2005
- Aggregate ARPU for FY2006 is estimated at 6,690 yen (down 3.2% year-on-year)
factoring in the impact from lifting “pake-houdai” subscription restrictions
Full-year aggregate ARPU: 7,200 yen
(Down 8.7% YOY)
Full-year aggregate ARPU : 6,910 yen
(Down 4.0% YOY)
6,720
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
-10.0
-9.0
-8.0
-7.0
-6.0
-5.0
-4.0
-3.0
-2.0
Packet ARPU (left axis)
1,950 1,900 1,820 1,830 1,820 1,880 1,880 1,940 1,880 1,930
(Incl.) i-mode ARPU
1,940 1,890 1,810 1,820 1,810 1,870 1,860 1,920 1,870 1,910
Voice ARPU (left axis)
5,450 5,440 5,350 5,090 5,120 5,170 5,040 4,780 5,030 4,760
International service ARPU
20 (excl.) 20(excl.) 30(excl.) 30(excl.) 30(incl.) 40(incl.) 40(incl.) 40(incl.) 40(incl.) 60(incl.)
YOY decline in aggregate ARPU (%) (right axis) -8.2 -9.3 -8.3 -9.1 -6.2 -4.0 -3.5 -2.9 -4.0 -3.2
04/4-6(1Q) 04/7-9(2Q) 04/10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 05/7-9(2Q) 05/10-12(3Q) 06/1-3(4Q) 06/3(Full year)07/3(Full year E)

Business Strategies for FY2006 * * * * * *\ * * * * * * * * * * * *

/37
12
Results for FY2005
2005|APRIL to 2006|MARCH
12
SLIDE No.
Three Main Pillars of Business Operation in FY2006
Strengthen
Core Business
Even Further
Create
New Revenue
Sources
Facilitate
Cost
Reduction

/37
13
Results for FY2005
2005|APRIL to 2006|MARCH
13
SLIDE No.
Strengthen Core Business Even Further (1) Pricing Measures
Reinforce DoCoMo’s competitiveness through “customer-oriented”
billing plans
0
5
10
15
20
2005/12 2006/3
20%
25%
30%
35%
40%
“New Billing Plan”
subscribers
* “New Billing Plan” subscription rate:
No. of “New Billing Plan” subs/DoCoMo’s total cellular subs (excl. Communication Module Service subs)
11.28
18.86
As of Mar. 31, 2006
18.86 mil subs
(“New Billing Plan”subscription rate: 37%)
“New Billing Plan”
subscription rate *(right axis)
* “pake-houdai” subscription rate: No. of “pake-houdai” subs/Total no. of FOMA subs
0
1
2
3
4
5
6
2005/3 2005/6 2005/9 2005/12 2006/3
0%
5%
10%
15%
20%
25%
30%
“pake-houdai” subscribers
(million subs)
“pake-houdai”
subscription rate* (right axis)
5.59
As of Mar. 31, 2006
5.59 mil subs
(“pake-houdai” subscription rate: 24%)
Lifted “pake-houdai”
subscription
restrictions from
March 2006
Packet Flat-Rate
Service
pake-houdai
Subscriber
(left axis)
Subscriber
(left axis)
(Subscription rate: %)
Excl)
Approx. 0.4 mil
applications
(million subs)
(Subscription rate: %)

/37
14
Results for FY2005
2005|APRIL to 2006|MARCH
14
SLIDE No.
% of new subscribers
to total no. of
“Kids' PHONE” sold:
90%
(As of March 2006)
Strengthen Core Business Even Further (2) Products/After-Sales Services
- Enrich FOMA’s handset lineup/service portfolio tailored to user needs
- Reinforce after-sales support to achieve better customer satisfaction
Enrich handset lineup
Reinforce after-sales support
·
High-end models
- FOMA “902i” series
·
Standard models
- FOMA “702i” series
· Simple functionality model
- SIMPURE series
- Respond to users’ diversified needs
- Contribute to lower procurement
costs by optimizing product mix
Concept models
·
One-segment broadcast-enabled
phone: P901iTV
·
Environment-friendly phone:
N701iECO
·
Handsets designed for child’s use
and safety protection:
“Kids' PHONE” SA800i
- Cumulative no. of free-of-charge
battery packs provided: Approx. 1.4 million
(Feb. 22, 2005 ~ Mar. 31, 2006)
- Extended free warranty period of handset, etc.
Membership of
DoCoMo Premier Club
38.4million
(As of Mar. 31, 2006)
DoCoMo Premier Club Programs

/37
15
Results for FY2005
2005|APRIL to 2006|MARCH
15
SLIDE No.
0
10,000
20,000
30,000
40,000
05/3 05/6 05/9 05/12 06/3 06/9(E) 07/3(E)
0
5,000
10,000
15,000
20,000
24,000
3,800
6,400
16,200
34,800
9,400
Strengthen Core Business Even Further (3) Network
Plan to spend 905 billion yen in CAPEX in FY2006 in a continuous effort to expand/improve FOMA’s coverage and quality
+2.0% 905.0 +3.0% 887.1 861.5
Capital expenditures
(Billions of yen)
Changes
(2) (3)
2007/3
(Full year
forecast)
(3)
Changes
(1) (2)
2006/3
(full year) (2)
2005/3
(full year) (1)
(No. of outdoor base stations)
FOMA outdoor base stations/indoor systems
(No. of indoor systems)
No. of outdoor
base stations
(left axis)
No. of indoor systems
(right axis)
Construct sufficiently
competitive network
in view of scheduled
introduction of mobile
number portability
(build coverage
superior to mova’s)

/37
16
Results for FY2005
2005|APRIL to 2006|MARCH
16
SLIDE No.
Start service in Metropolitan Tokyo
(23 wards), and  gradually
expand coverage thereafter
Projected nationwide POP
coverage as of Mar. 31, 2007:
Approx. 70%
Service area
Strengthen Core Business Even Further (4) HSDPA
Service details described above are plans as of today
Upgrade 3G network to improve FOMA’s attractiveness
Planned service launch
Summer 2006
3.6Mbps
(downlink)
384kbps
(uplink)
Max. transmission speed
(at service launch)
Allow all FOMA users
to use service
(HSDPA-compatible handset required)
Billing plan:
common with FOMA
Contract structure

/37
17
Results for FY2005
2005|APRIL to 2006|MARCH
17
SLIDE No.
Create New Revenue Sources (1) Mid-Term Business Directions
* non-invested alliance
Accelerate cellular service’s transformation into a “lifestyle infrastructure”
leveraging the synergies of core and new businesses
Achieve “third growth” after first and second phases of growth led by telecommunications/IT infrastructure businesses
Current
Core Business
- Rakuten Auction
- CA Mobile
- ACCESS
- Aplix
(4) Global business
(3) Content/
Internet business
(5) Mobile-related peripheral business
- KT Freetel
- Guam Cellular
Guam Wireless
- PLDT
Asia Pacific Mobile Alliance
(tentative name)
(1) Payment/commerce
- Sumitomo Mitsui Card
- UC Card
(2) Broadcast
- Fuji Television
- Nippon Television
(LLP)
- AEON*
- FamilyMart*
- East Japan Railway
(LLP)
- Renesas Technology*
- TI*
- am/pm
- Lawson
- Tower Records

/37
18
Results for FY2005
2005|APRIL to 2006|MARCH
18
SLIDE No.
0
5
10
15
20
04/9 04/12 05/3 05/6 05/9 05/12 06/3 06/6 06/9 06/12 07/3
Purchases paid by credit cards have
grown steadily over last several years
1997 1999 2001 2003 2005
27
trillion yen
23
trillion yen
20
trillion yen
18
trillion yen
Growth potential is even higher, when
compared by the % of credit card payments to
total consumer spending
27
trillion yen
72
trillion yen
9%
If credit card usage rises to the US level of 24% of total
consumer spending,  the credit card market expands by
+45
trillion
yen
24%
Japan’s credit card market offers
great potential for expansion
(million subscribers)
Projected user count
as of Mar. 31, 2007
18 million
Rapid growth of
i-mode FeliCa uptake
Create New Revenue Sources (2) Credit Card Business -1
Cumulative credit lines awarded
(for Shopping)
(Reference) Size of small payment market in Japan
Approx. 57 trillion yen
(Market size of small amount payments of 3,000 yen or less)
No. of i-mode FeliCa
enabled handset users
(as of Mar. 31, 2006) :
11.8 million
Mobile “Edy” service
launched Jul. 10, 2004
Mobile “Suica” service
launched Jan. 28, 2006
No. of installed
reader/writer machines
(As of Mar. 31, 2007, forecast)
150,000
Source:
DoCoMo’s IR presentation material published April 4, 2006, entitled “DoCoMo launched  mobile credit service”

/37
19
Results for FY2005
2005|APRIL to 2006|MARCH
19
SLIDE No.
Create New Revenue Sources (2) Credit Card Business -2
Increase uptake of i-mode
FeliCa-enabled phones
Increase
reader/writer
installations
Reinforce
competitiveness
(customer retention, etc.)
Prolong handset
replacement cycle
FeliCa
Networks
Sumitomo
Mitsui
Card
UC Card
Investee’s business
New service deployment
(Promotion, advertisement, etc)
DCMX
Immediate aim:
acquirement of
10 million users
Credit Card Business
iD
No. of installed
reader/writer
machines
as of Mar. 31, 2007:
150,000 (forecast)
- In addition to expanding the size of credit payment business, we aim to maximize the enterprise value of investees, and develop new services leveraging the increased uptake of FeliCa-enabled handsets and reader/writer machines
- Strengthen our competitiveness in our core business, and prolong handset replacement cycle
Synergy Effect to
Core Business

/37
20
Results for FY2005
2005|APRIL to 2006|MARCH
20
SLIDE No.
Create New Revenue Sources (3) Enrich International Services
0
10
20
30
40
50
04/3(Full year) 05/3(Full year) 06/3(Full year) 07/3(Full year E)
0
40
80
120
160
200
Full year
forecast
* DoCoMo’s roaming coverage:
Percentage of Japanese travelers
traveling to countries/regions where
DoCoMo’s voice roaming service is
provided to total Japanese travelers
(Calculated based on JNTO data)
Added variety of GSM/FOMA dual-mode handsets
N900iG, M1000, NM850iG, SIMPURE series
Expanded roaming destinations
(As of Mar. 31, 2006)
Voice roaming: 132 countries/regions
i-mode roaming:  69 countries/regions
Increased handset rental counters
DoCoMo Shops (nationwide), DoCoMo World Counter Hawaii
Affordable pricing structure
Reduced “WORLD CALL” international dialing charges, etc.
Establishment of “Asia Pacific Mobile Alliance”
(tentative name)
Aimed at strengthening for global roaming and corporate service
International
service revenues
(right axis)
International service revenues have grown steadily in line with the increase of roaming destinations/roaming-enabled handset models
Countries/regions where
international roaming (voice)
is provided (left axis)
(Countries/regions)
International service revenues:
Int’l dialing + Int’l roaming service revenues
DoCoMo’s roaming
coverage*
99.9%
(As of Mar. 31, 2006)
(Billions of yen)
3G roaming coverage
44.0%
55.4%
(Mar. 31, 06)       (Mar. 31, 07 E)
India
Singapore
Indonesia
Guam
(Guam Wireless)
Hong
Kong
Korea
Japan
Taiwan
The Philippines
“Asia Pacific Mobile Alliance” operator
DoCoMo’s investee & “Asia Pacific Mobile Alliance” operator
DoCoMo’s investee
Improved roaming
service has
resulted in a sharp
growth in international
service revenues

/37
21
Results for FY2005
2005|APRIL to 2006|MARCH
21
SLIDE No.
Create New Revenue Sources (4) Boost Usage
User base of push information delivery service (“i-channel”+“Tokudane
News-bin”) is rapidly expanding and expected to top 5 million by Mar. 31, 2007
0
1
2
3
4
5
6
05/9 05/10 05/11 05/12 06/1 06/2 06/3
07/3(E)
“Tokudane”
News-bin
User base of push info.
delivery service grew 3-fold
Further expand
user base
Increase variety of
compatible handsets
Currently marketed
compatible handsets:
701, 702, 902 series, etc.
(Total 18 models)
FY2006(Planned):
Add more compatible models
primarily in the 90X & 70X
series
Enrich content
- Different content offering by
DoCoMo regional subsidiaries
- Content display tailored to
middle-aged & elder users
- Add variety to
“My Favorite Channel” content
Topped 2 million in
7 months
after launch of
“i-channel”
(Subscription rate*: 43.5%)
Growth of push information
delivery service subscribers
(million subscribers)
* Subscription rate: No. of “i-channel” subscribers/Total users of compatible handsets

/37
22
Results for FY2005
2005|APRIL to 2006|MARCH
22
SLIDE No.
0
10
20
30
40
50
2005/3 ( Full year ) 2006/3 ( Full year ) 2007/3 ( Full year E )
82%
88%
94%
100%
106%
112%
Facilitate Cost Reduction (1) Distributor Commissions
Lower FOMA handset costs
- Single-chip CPUs, common
platform, etc.
- Introduce foreign vendors’ handsets
- Utilize committed purchase volume
Optimize product mix
- Offer handset models tailored to different
user segments
High-end : 90X series
Standard : 70X series
Simple : “SIMPURE” series
Prolong replacement cycle
- Improve after-sales service to DoCoMo
Premier Club members, e.g.,
free-of-charge battery packs, etc.
- Promote use of i-mode FeliCa
Streamline distribution channel
- Improve efficiency of logistics,
review shop distribution, etc.
(million subscribers)
Changes in FOMA
handset
procurement cost
per unit
(right axis)
100%
94%
(Changes)
FOMA handset procurement
cost per unit for 2005/3 = 100%
Steadfast progress in
subscriber migration
to FOMA
Increase in FOMA
handsets sales
No. of mova subscriber (left axis)
No. of FOMA subscriber (left axis)

/37
23
Results for FY2005
2005|APRIL to 2006|MARCH
23
SLIDE No.
Facilitate Cost Reduction (2) Network
Improve efficiency of access
network
- Reduce equipment costs
- Use more economical
equipment
(Diversify lineup of base station
equipment)
- Reduce engineering
entrustment costs
Improve efficiency of core
network
- Convert network into IP-based
- Integrate network equipment
- Expand capacity of network
equipment
FOMA quality
enhancement
Increase FOMA
base stations
100%
(No. of outdoor base stations)
¦n No. of FOMA outdoor
base stations (left axis)
*
FOMA outdoor base station cost per unit:
Total FOMA outdoor base station investment in applicable year (new contraction)/
Total no. of FOMA outdoor base stations installed in applicable year
93%
10,000
20,000
30,000
40,000
2005/3
(Full year)
2006/3
(Full year)
2007/3
(Full year E)
60%
80%
100%
120%
Changes in FOMA
outdoor base
station cost per
unit *
(right axis)
(Changes)
FOMA outdoor base station
cost per unit for 2005/3 = 100%

/37
24
Results for FY2005
2005|APRIL to 2006|MARCH
24
SLIDE No.
Planned Network Evolution
Downlink transmission speeds
(bps)
Evolve mobile phone service by upgrading network capabilities
Boost competitiveness by further enriching service portfolio, and offering richer content and more attractive handsets
Cost reduction and more efficient use of radio resources by improving the efficiency of radio network
2000 2005 2010
WCDMA
HSDPA
HSUPA
S3G
: Wideband Code Division Multiple Access
: High Speed Downlink Packet Access
: High Speed Uplink Packet Access
: Super 3G
1G
100M
10M
1M
100k
WCDMA
S3G
HSDPA
New radio
system
HSUPA
3G & Enhanced 3G
Applied for WiMAX outdoor trial license
Plan to carry out verification trials in view of
diversification of wireless broadband data
communication services in the future
4G
Extension of
cellular
technology
(Assumed data rates: Up to several tens of Mbps)

/37
25
Results for FY2005
2005|APRIL to 2006|MARCH
25
SLIDE No.
Dividend per share: 4,000 yen
(Maintain a level comparable to the dividend for FY ended Mar. 31, 2006, when it was doubled from the previous fiscal year)
Repurchase of own shares: Plan to seek authorization to repurchase up to 1.4 million shares for up to 250 billion yen at 15th ordinary meeting of shareholders in Jun. 2006.
Return to Shareholders
Returning profits to shareholders is considered one of the most important issues in our corporate agenda
FY ending Mar. 31, 2007 (planned)
300.1 425.2 394.9
Repurchase of own shares
(Billions of yen)
(2)
178.2* 93.0 73.3
Total dividend (Billions of yen)
(1)
(4,000 yen)* (2,000 yen)
(1,500 yen)
Incl.  ¥500 commemorative dividend
(dividend per share)
(1.8mil shares) (2.32 mil shares) (1.58 mil shares)
(No. of shares repurchased)
478.2* 518.3 468.2 Total (Billions of yen)
(1)+(2)
* Planned
1.89 mil shares 1.48 mil shares -
No. of canceled treasury shares
FY ended
Mar. 31, 2006
FY ended
Mar. 31, 2005
FY ended
Mar. 31, 2004
Track record

Appendices
******************************************************
******************************************************
******************************************************
******************************************************
******************************************************
* * *
* * *
* * *
* * *
* * *
* * *
* * *
* * *
* * *

/37
27
Results for FY2005
2005|APRIL to 2006|MARCH
27
SLIDE No.
Operating Revenues
US GAAP
0
1,000
2,000
3,000
4,000
5,000
6,000
Equipment sales
548.1 470.0 527.0
Other revenues
89.3 96.8 114.0
PHS services revenues
60.3 40.9 21.0
Cellular services revenues (voice, packet)
4,147.0 4,158.1 4,176.0
2005/3 (Full-year) 2006/3 (Full-year) 2007/3E (Full-year)
4,844.6
FY2005 Operating FY2005 Operating
Revenues Revenues
Compared to FY2004 Compared to FY2004
-1.6%
(Wireless Services Revenues)
Compared to FY2004 Compared to FY2004
+0.3%
+0.3%
%
(Equipment Sales Revenues)
Compared to FY2004 Compared to FY2004
-14.2%
-14.2%
14.2%
.2%
2%
%
(billions of yen)
(billions of yen)
“Quick services revenues” are included in “Other revenues” and international services revenues are included in “Cellular services revenues”.
4,765.9 4,838.0

/37
28
Results for FY2005
2005|APRIL to 2006|MARCH
28
SLIDE No.
0
1,000
2,000
3,000
4,000
5,000
Personnel expenses
251.4 250.3 252.0
Taxes and public dues
36.1 36.7 37.0
Depreciation and amortization
735.4 737.1 753.0
Impairmanent loss
60.4 1.1 -
Loss on disposal of property, plant and equipment and
intangible assets
65.5 54.7 52.0
Communication network charges
372.4 368.5 370.0
Non-personnel expenses
2,539.2 2,484.8 2,564.0
(
incl.
)
Revenue-linked expenses*
1,817.9 1,758.5 1,826.0
(
incl.
)
Other non-personnel expenses
721.3 726.4 738.0
2005/3 (Full-year) 2006/3 (Full-year) 2007/3E (Full-year)
Operating Expenses
US GAAP
(billions of yen)
(billions of yen)
* “Revenue-linked expenses” = cost of equipment sold + distributor commissions + cost of DoCoMo Point Service
4,060.4
3,933.2
4,028.0
FY2005 Operating FY2005 Operating
Expenses Expenses
Compared to FY2004 Compared to FY2004
-3.1%
-3.1%
%

/37
29
Results for FY2005
2005|APRIL to 2006|MARCH
29
SLIDE No.
0
100
200
300
400
500
600
700
800
900
1,000
Other (information systems, etc.)
160.0 136.6 150.0
PHS business
4.8 1.1 1.0
Mobile phone business (FOMA)
529.3 602.4 639.0
Mobile phone business (i-mode, etc.)
34.6 29.0 32.0
Mobile phone business (mova)
57.7 36.8 17.0
Mobile phone business (transmission line)
75.1 81.2 66.0
2005/3 (Full-year) 2006/3 (Full-year) 2007/3E (Full-year)
(billions of yen)
(billions of yen)
“Quickcast business” is included in “Other (information systems, etc.)”.
Capital Expenditures
861.5
861.5
.5
5
887.1
887.1
.1
1
905.0
905.0
.0
0
FY2005 CAPEX FY2005 CAPEX
Compared to FY2004 Compared to FY2004
+3.0%

/37
30
Results for FY2005
2005|APRIL to 2006|MARCH
30
SLIDE No.
International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculations from this fiscal year ending Mar. 31, 2006, in view of their growing contribution to total revenues.
For an explanation of MOU and ARPU, see Page 36 in this document, “Definition and Calculation Methods of MOU and ARPU”.
0
2,000
4,000
6,000
8,000
10,000
12,000
180
190
200
210
220
230
240
Packet ARPU (left axis)
3,660 3,280 3,190 3,170 3,100 3,080 2,990 2,930 3,020 2,700
(incl.) i-mode ARPU
3,590 3,230 3,150 3,130 3,070 3,050 2,960 2,910 2,980 2,660
Voice ARPU (left axis)
6,580 6,610 6,460 6,110 5,990 5,970 5,660 5,330 5,680 5,090
International service-related ARPU
- - - -
60(incl.)
70(incl.)
70(incl.)
70(incl.)
70(incl.)
80(incl.)
MOU (right axis)
230 239 234 219 214 211 201 188 202 -
04/4-6(1Q) 04/7-9(2Q)
04/10-
12(3Q)
05/1-3(4Q) 05/4-6(1Q) 05/7-9(2Q)
05/10-
12(3Q)
06/1-3(4Q)
06/3
(Full-year)
07/3E
(Full-year)
10,240
9,890
9,650
9,280
9,090
8,700
(Minutes) (Yen)
FOMA ARPU and MOU Trends
9,050
8,650
7,790
8,260

/37
31
Results for FY2005
2005|APRIL to 2006|MARCH
31
SLIDE No.
International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculations from this fiscal year ending Mar. 31, 2006, in view of their growing contribution to total revenues.
For an explanation of MOU and ARPU, see Page 36 in this document, “Definition and Calculation Methods of MOU and ARPU”.
0
2,000
4,000
6,000
8,000
110
120
130
140
150
i-mode ARPU (left axis)
1,800 1,710 1,560 1,470 1,370 1,330 1,230 1,170 1,290 920
Voice ARPU (left axis)
5,350 5,280 5,150 4,830 4,820 4,810 4,680 4,370 4,680 4,320
International service-related ARPU
- - - -
20(incl.)
30(incl.)
30(incl.)
20(incl.)
30(incl.)
40(incl.)
MOU (right axis)
145 143 138 126 126 125 122 113 122 -
04/4-6(1Q) 04/7-9(2Q)
04/10-
12(3Q)
05/1-3(4Q) 05/4-6(1Q) 05/7-9(2Q)
05/10-
12(3Q)
06/1-3(4Q)
06/3
(Full-year)
07/3E
(Full-year)
7,150
6,990
6,710
6,300
6,190
5,970
mova ARPU and MOU Trends
6,140
5,910
5,240
5,540
(Minutes) (Yen)

/37
32
Results for FY2005
2005|APRIL to 2006|MARCH
32
SLIDE No. Operational Results and Forecasts
47,900
5.3%
46,360
44,021
i-mode
Other*
Migration
from mova
New
Replace
New
PHS
FOMA
mova
Communication Module Service
FOMA
mova
MOU (minutes)
ARPU (yen)
No. of subscribers (1,000)
Churn rate
Handsets sold
(1,000)
(Including handsets
activated without
involving sales by
DoCoMo)
Market share (%)
No. of subscribers (1,000)
-
-57.7%
4,517
10,687
-
-53.2%
2,557
5,458
-
-0.4
points
55.7
56.1
990
22.3%
665
544
35,000
104.0%
23,463
11,501
17,900
-25.8%
27,680
37,324
52,900
4.7%
51,144
48,825
-
-2.4%
3,280
3,360
2007/3E
(Full-year)
Changes
(1) (2)
2006/3
(Full-year)
(2)
2005/3
(Full-year) (1)
-
320
-
-
-
-
331.6%
4,019
931
45.2%
9,376
6,458
50.5%
4,561
3,030
-12.2%
72
82
-41.3%
771
1,314
-0.24
points
0.77
1.01
*Other includes purchase of additional handsets by existing FOMA subscribers.
Communication Module Service subscribers are included in the no. of cellular subscribers to align the calculation method of subscribers with other cellular phone carriers. (Market share, the no. of handsets sold and churn rate are calculated inclusive of Communication Module Service subscribers.)
For an explanation of MOU and ARPU, please see page 36 of this document, “Definition and Calculation Methods of MOU and ARPU”.

/37
33
Results for FY2005
2005|APRIL to 2006|MARCH
33
SLIDE No.
Enriched FOMA Handset Lineup
Expand FOMA’s uptake by adding handset models tailored to
diversified user needs
- Music handset compatible with “MobaHO!”:
MUSIC PORTER X
- Foreign vendors handsets for lower handset
procurement costs: “SIMPURE” series
(e.g., LG Electronics, Korea)
- HSDPA available handset
- Windows Mobile OS phone (HTC, Taiwan)
- Enrichment of 70X and 90X series
Compatible with “MobaHo!”
service
Built-in 1GB memory
Music-oriented phones
FY2005 Fourth Quarter FY2006 and Beyond
State-of-the-art
models for
high-end users
Niche models to
cater to
diversified needs
Design-oriented
FOMA standard
models
702i
P901iTV
Kids'
PHONE
SA800i
MUSIC
PORTER
X
Windows
MobileOS
Phone
NM850iG
SO902i
3/21
3/3
2/24~
3/4
3/17
4/8
90X
series
N701i
ECO
3/10
Simple functionality phone
Global roaming-enabled
Niche
models
SIMPURE
4/14~
Brush up 702i series
70X
series
Brush up 902i series
90X
series
High-speed data access
Compatible with new
services
HSDPA
Depends
on
handset
70X
series
- Designer collaboration: 702i series
- One-segment broadcast-enabled handset:
P901iTV
- “Kids' PHONE” child-friendly phone: SA800i
- GSM dual-mode handset: NM850iG
- Environment-conscious material handset:
N701iECO
Depends
on
handset
Depends
on
handset

/37
34
Results for FY2005
2005|APRIL to 2006|MARCH
34
SLIDE No.
DCMX Credit Service
Simple sign up procedures via i-mode
(3 steps)
- Provides credit line for shopping up to
10,000 yen per month
- Billed together with monthly phone bills
- Usage log can be confirmed via i-mode
DCMX mini
Service provided only on
mobile phones (iD)
- For higher credit lines (200,000 yen+)
- Plan to add cashing function, too
- Plastic cards of international brands
(VISA/MASTER(planned))will also be issued
- Linked with “DoCoMo Point” service
- Applicants need to fill in required items
via i-mode or PC sites, and credit card
will be sent after screening process
DCMX
Service on mobile phones (iD)
International brand (VISA/MASTER(planned))
plastic card
Expanding uptake of mobile credit service “iD”
No of iD R/W decided for
installation
(As of Apr. 3, 2006)
320,000 units
No. of iD R/W planed
for installation
(within CY2006)
100,000
(within FY2006)
150,000
Service overview

/37
35
Results for FY2005
2005|APRIL to 2006|MARCH
35
SLIDE No.
- Released “Kids' PHONE” (FOMA SA800i) equipped with alarm, GPS positioning and many other safety features  (Mar. 2006)
- “DoCoMo
“Keitai
Safety School” for safe phone usage
(600 events at elementary/junior/senior high schools and local communities nationwide)
- Measures against cellular phone viruses, development of security technologies
- Stepped up measures to eliminate unwanted bulk emails
Actions for
cellular-related
social issues
Corporate Social Responsibility (CSR)
- Established “NTT DoCoMo Group Code of Ethics”,  the fundamental ethical standard to be shared and observed by all employees to ensure lawful business operations (Apr. 2005)
-
Launched “Anshin”
mission, a campaign aimed at realizing a safe and secure
society (Jun. 2005~)
- Published “CSR Report” for disclosure of CSR activities  (Aug. 2005)
- Won “excellent company”
award of the “15th
Grand Prize for the Global
Environment Award” (Feb. 2006)
- Operated “i-mode Disaster Message Board” service
(2005 Miyagi off-shore earthquake, Typhoon No. 14, etc.)
- Provided donations to disaster-stricken areas following Hurricane
Katrina (Sept. 2005), Pakistan earthquake (Oct. 2005) and Leyte mudslide, the Philippines (Mar. 2006)
Disaster
rehabilitation
support
- Released world’s first bio-plastic handset reinforced with kenaf fiber,
FOMA “N701iECO” (Mar. 2006)
- Promoted collection/recycling of used phones & accessories
- “DoCoMo Woods” forestation campaign in 28 locations in Japan and overseas (Aomori Pref. (Oct. 2005), Aichi & Fukuoka Pref. (Nov. 2005))
Environment
conservation
activities
DoCoMo Keitai Safety
School
FOMA “N701iECO”
i-mode Disaster
Message Board Service

/37
36
Results for FY2005
2005|APRIL to 2006|MARCH
36
SLIDE No.
Definition and Calculation Methods of MOU and ARPU
MOU (Minutes of usage): Average communication time per one month per one user.
ARPU (Average monthly Revenue Per Unit):
ARPU is used to measure average monthly revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues, such as monthly charges, voice transmission charges, and packet transmission charges from designated services, by the number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures calculated in the above way provide useful information regarding the monthly usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our US GAAP results of operations.
Aggregate ARPU (FOMA+mova): Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)
Voice ARPU (FOMA+mova) : Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) /
No. of active cellular phone subscribers (FOMA+mova)
Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) +
i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)} /
No. of active cellular phone subscribers (FOMA+mova)
i-mode ARPU (FOMA+mova) : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) /
No. of active cellular phone subscribers (FOMA+mova)
Aggregate ARPU (FOMA): Voice ARPU (FOMA) + Packet ARPU (FOMA)
Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA)
Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)
i-mode ARPU (FOMA) : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)
Aggregate ARPU (mova) : Voice ARPU (mova) + i-mode ARPU (mova)
Voice ARPU (mova): Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (mova)
i-mode ARPU (mova) : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (mova)
Number of active subscribers used in ARPU and MOU calculations are as follows:
Quarterly data: sum of “No. of active subscribers in each month” * of the current quarter
Half-year data: sum of “No. of active subscribers in each month” * of the current half
Full-year data: sum of “No. of active subscribers in each month” * of the current fiscal year
* “No. of active subs. in each month”: (No. of subs at end of previous month +No. of subs at end of current month)/2
G
Communication Module Service subscribers are not included in the above calculation of ARPU, MOU, revenues and no. of subscribers.

/37
37
Results for FY2005
2005|APRIL to 2006|MARCH
37
SLIDE No.
Reconciliations of the Disclosed Non-GAAP Financial Measures to
the Most Directly Comparable GAAP Financial Measures
1. EBITDA and EBITDA margin
Billions of yen
Year ending
March 31, 2007
(Forecasts)
Year ended
March 31, 2006
Year ended
March 31, 2005
a. EBITDA ¥  1,601.0 ¥  1,606.8 ¥  1,625.7
(753.0) (737.1) (735.4)
(38.0) (36.0) (45.7)
-
(1.1)
(60.4)
810.0 832.6 784.2
5.0 119.7 504.1
(327.0) (341.4) (527.7)
- (0.4) (12.9)
- (0.1) (0.1)
488.0 610.5 747.6
4,838.0 4,765.9 4,844.6
33.1% 33.7% 33.6%
10.1% 12.8% 15.4%
    Note:
2. Adjusted free cash flows
Billions of yen
Year ending
March 31, 2007
(Forecasts)
Year ended
March 31, 2006
Year ended
March 31, 2005
¥  280.0 ¥  510.9 ¥  1,003.6
(220.0) - -
- 149.0 (400.3)
60.0 659.9 603.3
(928.0)
(951.1)
(578.3)
988.0 1,610.9 1,181.6
Note:
Minority interests in earnings of consolidated subsidiaries
c. Total operating revenues
    EBITDA margin (=a/c)
Equity in net losses of affiliates
b. Net income
    Net income margin (=b/c)
EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
Depreciation and amortization
Operating income
Other income (expense)
Income taxes
Losses on sale or disposal of property, plant and equipment
Impairment loss
Adjusted free cash flows
(2) Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.  Changes in investments for cash management purposes for the year ending March 31, 2007 is not forecasted due to difficulties in forecasting the effect.
Irregular factors (1)
Changes of investments for cash management purposes (2)
Free cash flows
Net cash used in investing activities
Net cash provided by operating activities
(1) Irregular factors represent the effects of uncollected revenues due to a bank holiday at the end of the fiscal year.

“FOMA” , “mova”, “Quickcast”, “i-mode”, “pake-houdai” , “iD”, “DCMX”, “ToruCa”, “i-channel”, “PushTalk”, “WORLD CALL”, “DoCoMo Premier Club”, “Fami-wari Wide”, “Kids' keitai”, “SIMPURE”, and
“MUSIC PORTER X” are trademarks or registered trademarks of NTT DoCoMo, Inc.
Other names of companies or products presented in this material are trademarks or registered trademarks of their respective organizations.